Interim Report Q2 2021

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2021	2020	2021	2020
TOTAL (MILLIONS)
Revenues	$18,286	$12,829	$34,696	$29,415
Net income (loss)	2,429	(1,493)	6,205	(1,650)
Funds from operations[1]	1,600	1,161	4,421	2,045
PER SHARE[2]
Net income (loss)	$0.49	$(0.43)	$1.26	$(0.63)
Funds from operations[1]	1.01	0.73	2.81	1.28
Dividends[3]
Cash	0.13	0.12	0.26	0.24
Special	0.36	—	0.36	—

AS AT JUN. 30, 2021 AND DEC. 31, 2020			2021	2020
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Assets under management[1]			$626,332	$601,983
Consolidated results
Balance sheet assets			349,217	343,696
Equity			125,937	122,642
Common equity			33,369	31,693
Diluted number of common shares outstanding[2]			1,587	1,574
Market trading price – NYSE[2]			$50.98	$41.27
1.See definition in the MD&A Glossary of Terms beginning on page 55.
2. 2020 adjusted to reflect the three-for-two stock split effective April 1, 2020.
3.See Corporate Dividends on page 27.
2 BROOKFIELD ASSET MANAGEMENT

Brookfield at a Glance
We are a leading global alternative asset manager with over $625 billion of assets under management, and a focus on investing in long-life, high-quality assets and businesses that help form the backbone of the global economy. Our goal is to enable the companies and assets we invest in, as well as the communities in which we operate, to thrive over the long term.
We serve a broad range of institutional investors, sovereign wealth funds and individuals around the world. As stewards of the capital our investors entrust to us, we leverage our experience and deep operating expertise to create long-term value on their behalf, helping them meet their goals and protect their financial futures.
We raise long-dated and perpetual capital and invest predominantly across five main strategies: real estate, infrastructure, renewable power, private equity and credit. In addition, we invest our own capital alongside our clients, as well as in other direct investments, generating attractive financial returns and cash flows that support the growth of the asset management business and create a strong alignment of interest with our clients. This large-scale capital allows us to pursue transactions for our investors that are significant in size, generate attractive financial returns and cash flows, and support the growth of our asset management activities. Importantly, it also means that our capital is invested alongside that of our investors, ensuring that our interests are always aligned with theirs.
At Brookfield, sound Environmental, Social and Governance (ESG) practices are integral to building resilient businesses and creating long-term value for our investors and stakeholders. These practices are rooted in our philosophy of conducting business with a long-term perspective in a sustainable and ethical manner. This means operating with robust governance and other ESG principles and practices, and maintaining a disciplined focus on embedding these principles into all our activities.
Our people remain the most important element of our business, and our culture is based on integrity, collaboration and discipline. We place a strong emphasis on diversity across all our businesses, because we recognize that our success depends on fostering a wide range of perspectives, experiences and world views.

•Investment focus: We focus on real estate, infrastructure, renewable power, private equity and credit.
•Diverse product offering: We offer core, core-plus, value-add, opportunistic/growth equity and credit strategies through closed-end and perpetual vehicles in both the public and private markets.
•Focused investment strategies: We invest where we can bring our competitive advantages to bear, leveraging our global reach, access to large-scale capital and operational expertise.
•Disciplined financing approach: We take a conservative approach to the use of leverage, ensuring we can preserve capital across all business cycles.
•Sustainability: We are committed to ensuring that the assets and businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.

“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” or “listed affiliates” includes our subsidiaries, Brookfield Property Partners L.P., Brookfield Property REIT Inc., Brookfield Renewable Partners L.P., Brookfield Renewable Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Renewable Power, Infrastructure and Private Equity segments, respectively. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds. Please refer to the Glossary of Terms beginning on page 55 which defines our key performance measures that we use to measure our business.
Q2 2021 INTERIM REPORT 3

Letter to Shareholders
OVERVIEW
Distributable earnings grew to $1.2 billion for the second quarter of 2021. FFO was $1.6 billion and net income was $2.4 billion, all substantially higher than the second quarter of last year. We reported strong operating results, and continue to monetize assets in our capital recycling programs generating large proceeds for clients, principal investment proceeds for us, and substantial carried interests.
We have raised $24 billion of private capital since we last wrote to you, and this will continue to grow over the balance of the year as we close and launch a number of new private funds. We distributed the special Brookfield Reinsurance dividend to shareholders, recently closed the privatization of our property business, and just this week added to our insurance operations, announcing the acquisition of American National Group for approximately $5 billion.
Our financial position is very strong and our businesses are all growing as economies recover globally. This is in the context of the continuation of extremely low interest rates, which magnifies growth to the bottom line. While the threat of inflation and disinflation both loom large in peoples’ minds, we believe that the total return assets we own will perform extremely well in all environments that are expected in this cycle and beyond.
THE MARKET ENVIRONMENT IS MUCH BETTER
The economic backdrop has continued to strengthen over the last few months with the roll out of vaccines allowing countries to advance reopening plans. While a total reopening of the global economy will not be without challenges, we seem to be on a good path with many countries easing restrictions and others almost back to normal.
Pent-up demand has been released where allowed and this has fueled a recovery in consumption and labor markets and contributed to strong GDP growth. We are seeing this in almost all of our businesses. Inflation has predictably increased, but despite the uncertainty over the permanence of the level of inflation, the yield on the 10-year U.S. Treasury Note has settled into the low 1% range. Whether inflation will be sustained for a longer period of time or prove to be transitory, it appears certain that interest rates will be remaining “lowish” (although not quite this low) for some time.
Despite the uncertainty regarding short-term moves in interest rates and the beginning of talk of tapering, capital markets remain very constructive, with strong levels of global liquidity and a search for yield driving demand. Debt financing is available across the credit spectrum, and equity markets continue to set all-time highs. These conditions are very positive for our business, and for real assets in general. This leaves us well positioned to execute on our growth plans and deliver strong returns to our shareholders and clients.
OPERATING RESULTS ARE VERY STRONG
Fee-related earnings increased by 49% to $483 million during the quarter. Distributable earnings were $1.2 billion ($0.79/share) during the quarter, or $6.3 billion ($4.05/share) over the last twelve months – the result of stable operating returns from our principal investments, carried interest realizations, and gains on the disposition of principal investments.
4 BROOKFIELD ASSET MANAGEMENT

AS AT AND FOR THE 12 MONTHS ENDED JUNE 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2017	2018	2019	2020	2021	CAGR
Distributable earnings (DE) – Per share	$1.30	$1.60	$1.85	$1.98	$4.05	33%
– Total	1,903	2,353	2,702	3,009	6,254	35%
Fee-related earnings (before performance fees)	707	783	954	1,345	1,600	23%
Gross annual run rate of fees plus target carry	2,150	2,590	3,435	5,637	6,667	33%
Total assets under management	257,538	287,025	388,327	545,250	626,332	25%

Realized Carried Interest Continues to Ramp Up
We realized $335 million of carried interest during the quarter as a result of several monetizations across our funds. This calendar year we have already generated over $1 billion of gross carried interest. With our asset sale program still very active, we expect the realization of carried interest to continue through the remainder of the year. We are now realizing carry within at least one fund in each of our businesses. Although carried interest is ultimately dependent on the timing of monetizations, going forward we do expect to recognize it on a more frequent and regular basis.
During the quarter we closed on the sale of a Canadian district energy company, resulting in the realization of carried interest in our first flagship infrastructure fund. Having now returned all the original capital and the investors’ preferred return, all future asset sales within this fund will result in the realization of further carry. We also realized carried interest during the quarter on the sale of two office properties in one of our more mature real estate funds; in our fourth private equity fund through secondary sales of shares of a listed company; and in our credit business which continues to monetize mature investments.
Advancing our Strategic Initiatives
Since our last reporting, we completed a number of key strategic initiatives, including the privatization of our property business and the spin-out of our paired reinsurance entity, Brookfield Asset Management Reinsurance Partners Ltd. (“Brookfield Reinsurance”). Both of these are strategically important and should be value enhancing over the longer term.
As a reminder, Brookfield Reinsurance is a paired security with BAM, meaning that it is designed to trade in tandem with the share price of BAM, while providing investors an alternative way to own BAM shares. It also provides small-cap funds an opportunity to get exposure to Brookfield. To date, the pairing has worked exceedingly well, and we feel confident it will continue to do so in the future. Brookfield Reinsurance expects the acquisition of its first reinsurance block with American Equity to close in the coming quarter and as announced earlier this week, Brookfield Reinsurance recently committed to acquire another insurance company, American National for $5.1 billion. This is the next step in Brookfield Reinsurance’s strategy.
FUNDRAISING IS ACCELERATING WITH INTEREST RATES NEAR ZERO
Our asset management franchise continues to grow. We are in a period of heightened activity in our flagship funds, while simultaneously marketing a number of new funds. This should contribute to a move up to higher growth across our asset management franchise.
Closed-End Private Funds
In the last few years, we have grown our flagship funds to five – real estate, infrastructure, private equity, transition and credit. Each of these funds has a strategy centered around global themes that are driving significant capital flows and investment opportunities. In the current round of fundraising we are targeting to raise $100 billion of capital across our strategies, and our goal is to grow each of our flagship funds over time to be in excess of $25 billion.
Q2 2021 INTERIM REPORT 5

Fundraising for our latest opportunistic credit fund is almost complete at $15 billion, the largest yet for this strategy. The fund is already 62% invested or committed, leveraging the team’s deep sourcing network and underwriting expertise to deploy capital for value. Our Global Transition Fund utilized a unique opportunity to establish a new flagship fund at large scale. The fund’s founders’ close, which took place earlier this month at $7 billion, and the establishment of a $12.5 billion hard cap, are illustrations of the opportunity we see ahead. Dealing with the issue of climate change, and deciding how it should impact investment decisions, is a top agenda item for every Chief Investment Officer allocating capital today. We expect our initial fund to be a leader in this segment and we are just getting started.
The fourth vintage of our flagship real estate fund is currently in the market, and we have already raised $9 billion in a faster and larger first close compared to the prior vintage. The final fund size is expected to exceed the $15 billion of the prior vintage. Our latest private equity flagship fund is $9 billion and is more than 75% invested or committed, meaning we will start fundraising for our sixth fund in the third quarter. Based on the success of our earlier vintage funds and the growing profile of our private equity business, we expect the successor fund to be significantly larger than the current fund. Our latest flagship infrastructure fund at $20 billion is already one of the global leaders and is currently 70% invested or committed for investment. Based on the current investment pipeline, we plan to begin fundraising for a larger successor fund later this year or early in 2022.
We also have a total of 25 mid-size private funds in the market, closed-end and perpetual, which should raise $40 billion over the next fundraising cycle; a remarkable increase compared to a few years ago. These nimble, strategic funds (each generally between $1 billion and $5 billion) are designed to cater to our clients’ needs while leveraging the broader Brookfield organization to optimize efficiency.
Perpetual Capital
Our perpetual managed capital now stands at $100 billion and has been steadily growing over the last few years – across both our listed entities and our perpetual private funds. Fee-related earnings from our listed affiliates have more than doubled over the last five years, and they continue to grow.
Our perpetual private funds are designed to provide clients with an attractive, stable return with low risk by capitalizing on the deep investing and operating expertise we have built across our main investment verticals. Some of the products include: a perpetual global super-core infrastructure fund; a perpetual real estate credit fund; and our perpetual real estate fund series, one in each of the U.S., Europe and Australia; with more to come. From a standing start just a few years ago, we now have $7 billion of capital under management from these funds.
We also continue to develop and introduce new offerings as our clients look to do more with us and as we see compelling investment opportunities in the market. This includes our recently announced private non-traded REIT, which we believe will be very additive to the franchise going forward. The flexibility added by having privatized our property portfolio will be extremely helpful in this regard.
Fundraising Channels
A key element of our growth is expanding the size and depth of our existing client relationships, while also adding new ones. Today, we have 2,000 clients, each of whom invest in 2.1 funds on average. Five years ago, we had 425 clients who were in 1.8 funds on average. This means that not only are we gaining new clients, but we are also seeing an increase in the number of Brookfield products they participate in. If we perform well and we treat our clients well, this should continue to increase.
As we scaled our franchise and product offering over the years, our fundraising efforts focused on the largest institutions across North America, Asia, the Middle East and Europe. We believe there is significant room for these relationships to grow and, at the same time, we are also focusing on new fundraising channels, including private wealth, mid-market investors and other wealth pools such as insurance.

6 BROOKFIELD ASSET MANAGEMENT

Individual investors, supported by the wealth channel, are dramatically underweight in alternatives, often with 3% of their portfolios or less in alternatives. We recently formed Brookfield Oaktree Wealth Solutions with an initial 60‑person team dedicated to growing and supporting the development of new investment structures to target wealth channels, such as our recently announced non-traded-REIT. Mid-market institutions represent a largely untapped segment of the investor market for us. Our credit platform has had considerable success in this segment, and we aim to build on that success with our other funds.
In addition, insurance companies are facing the challenge of ultra-low returns on their fixed income portfolios, and alternatives are one of the few options available through which they can aim for returns. We currently manage close to $30 billion of private fund capital from insurance companies and we expect that to grow by multiples, in particular as we continue designing regulation-friendly products for them.
The scaling of our flagship products, the diversification of our product offering, and penetration of new fundraising channels should lead to meaningful growth for our asset management franchise. This should help us achieve our target of increasing our third-party fee-bearing capital across our funds by approximately $50 billion this calendar year and for it to double over the next five years. This is in addition to our reinsurance business which we have a line of sight to at least $40 billion; and the broadening of our venture and growth investing strategies.
REAL ESTATE WILL FUEL OUR CAPITAL PLANS FOR YEARS
We recently completed the acquisition of the outside interests in Brookfield Property Partners. We believe we paid our partners a fair price, and the added benefit is the flexibility to manage these assets in the private markets. In total, we now have ±$30 billion of equity invested in commercial real estate.
Approximately ±$16 billion of this equity capital is invested in an irreplaceable portfolio of high-quality mixed-use office and retail anchored properties in global gateway cities. On balance we intend to hold these assets for a very long time, if not forever. They provide an excellent total return for shareholders over the longer term, but also act as a liquidity pool for us should we ever need capital. In time, we will harvest capital with up-financings and sales of partial interests. It is likely that, unless we choose otherwise someday, the long-term permanent-hold equity will be in the range of ±$10 billion, enabling us to generate upwards of $10 billion of cash for discretionary use.
The remaining $14 billion of equity capital is invested in shorter-term opportunistic property investments, including LP commitments to our private real estate fund strategies and direct real estate holdings. Virtually all of these assets will be monetized opportunistically over the next five to seven years, with the proceeds then available to invest across the entire franchise.
Our Core Properties are comprised of ±50 assets located in 25 or so precincts in global gateway cities but centered in New York and London, both of which are exceptional global centers. These assets have proven to increase in value over the longer term, maintain high occupancy, and create numerous opportunities for us to put new capital to work at very high rates of return. The office locations are mostly the best-of-the-best in the finest cities in the world in which to own property. Our retail locations are among the most productive centers in the world — they are must-have locations for the world’s leading retailers. All of these locations are irreplaceable, and while we may have certain strategic partners to invest alongside us, we intend to maintain significant ownership interests in them and control their operations for the foreseeable future.
Our Opportunistic Properties consist of two groups of assets – fund investments and direct investments. Approximately half of our capital here is invested through our various private real estate fund strategies alongside institutional clients. These funds are global and target very high rates of return (upwards of 20% plus) across a wide range of real estate asset classes including logistics, multifamily, hospitality, student housing and life sciences, in addition to office and retail. Our capital is invested beside some of the world’s most sophisticated real estate investors, including leading sovereign wealth funds, insurance companies and public pension plans. The terms of these funds vary but are typically between seven and 10 years, creating a natural recycling of our capital with proceeds received from older vintage funds reinvested into future fund strategies.
Q2 2021 INTERIM REPORT 7

The remainder of our Opportunistic Properties consist of direct real estate, each with a shorter-duration business plan than our Core Properties. While most are very high quality in nature, and they are mostly situated in great locations, we maximize the returns on these investments through a buy/fix/sell strategy. Some of these assets are in need of an operational turnaround, while others are driven by development or redevelopment. In all cases, they benefit from the operational capabilities of our 25,000 real estate operating professionals. As with our private fund strategies, as these business plans are executed, we will look to recycle our capital into new opportunities, in property or elsewhere, or use the proceeds to repurchase shares.
We believe that the economic recovery and ensuing real estate recovery will enable us to monetize significant capital from our property investments. With $14 billion of equity in our Opportunistic Properties, and assuming reasonable returns on this capital, we should generate over $15 billion of equity for reinvestment, even with us retaining partial stakes in a number of these properties. In addition to that $15 billion, we should generate a further $10 billion from our Core Properties while remaining in control of these assets. This circa +$25 billion of capital will fuel the next phase of growth for Brookfield.
SIZE AND SCALE MATTER AS WE SET A PATH TO DECARBONIZE GLOBAL BUSINESS
As stakeholders around the world increasingly focus on the global imperative to decarbonize, it should come as no surprise that not only is there is a growing investment opportunity set, but also an increasing amount of capital chasing investments in renewable energy and transition. For those market participants limited to investing in de‑risked assets, the current market conditions are very competitive, with prospective returns compressing into the mid-single digits. With interest rates continuing near zero, this could go even lower.
Despite this, the growth and returns earned by our renewables business have been excellent over the longer term, as we continue to focus on opportunities that leverage our global scale, operational expertise, and access to capital. In fact, as decarbonization trends accelerate, the pipeline of large-scale, value-add opportunities that favor investors with a global platform and development capabilities, continues to grow. With the recent founders’ close of $7 billion for our Global Transition Fund, the additional capital we intend to raise for this strategy, and a hard cap of $12.5 billion, we intend to meaningfully grow the capital with which to assist companies transition to net zero.
As just one example on the investment front, earlier this year, we acquired the 845-megawatt Shepherds Flat project in Oregon, one of the largest wind farms in the United States. We acquired it for $750 million of upfront equity. The project was built in 2011 and is fully contracted with a high-quality, long-term offtake. In June, we began the world’s largest wind repowering project at Shepherds Flat, which we expect to deliver in under 24 months.
The repowering project entails replacing the wind turbine hardware with longer rotors and more efficient equipment, while keeping the rest of the infrastructure unchanged. This repowering is expected to increase the facility’s production by approximately 25% annually and meaningfully extend the asset’s useful life. Furthermore, given that it costs a fraction of what a comparable greenfield project costs, and enhanced generation can support a more robust capital structure, the repowering will require no additional equity from us, while generating attractive returns. All told, this project should generate mid-to-high teen returns on our investment – much higher than where this project would sell in the open market when completed, implying potential for significant capital appreciation.
Our differentiator is that there are few investors globally with the size and capabilities to take on a project of this scale. It took $750 million of equity. It also took the operating skill to repower 320 turbines over an 18‑month period. This requires intense development skills, power marketing knowledge, and operating capabilities. Our position as one of the leading renewable power platforms globally, with strong existing relationships with equipment suppliers, permitting authorities, financing partners, and power off-takers positioned us to execute this $600 million repowering.
The overall market for repowering is large and global. Within the next five years, almost 200 gigawatts of global wind capacity will be 15 years old or older. Given our global scale and extensive operational expertise, we are uniquely positioned to execute on a number of large-scale repowerings – both across our existing facilities as well as those that we acquire. These opportunities should deliver excellent returns for our investors.
8 BROOKFIELD ASSET MANAGEMENT

AMERICAN NATIONAL GROUP ADDS MEANINGFULLY TO OUR INSURANCE PLANS
Over the last 10 years, we have built a team to provide a wide range of capital and investment solutions to insurance companies around the world. This entails assisting insurers with investment management services, and providing them higher yield credit products through our funds. More recently as rates reached today’s lows, we started acquiring direct books of business reinsuring asset-intensive life and annuity policies. To focus our efforts and create a more efficient structure, we recently formed Brookfield Reinsurance, the shares of which we distributed to BAM shareholders last month.
Our partnership approach to business, our investment capabilities, strong balance sheet and significant liquidity are key differentiators, making us a good counterparty for insurers, particularly in this low-interest-rate-environment. We also have a long track record in real estate, infrastructure and other lower-volatility, higher-returning credit strategies – all of which are a strategic competitive advantage when dealing with life and annuity-focused insurance companies.
In order to augment our transaction capacity in the U.S., we announced this week an agreement through Brookfield Reinsurance to acquire a 100% interest in American National Group Inc. for $5.1 billion. American National is a 100-year-old, U.S.-based insurer that provides a wide range of insurance products, predominantly in the life and annuities space. The company has a long and stable operating history, experienced management team, and conservative culture centered around prudent underwriting, capital preservation, and balance sheet management. The company has $28 billion of assets, $22 billion of insurance liabilities, and $6 billion of book equity. Our acquisition of it significantly enhances our platform in the U.S. for further growth in the future.
Once the American National transaction closes, we will have approximately $40 billion of insurance assets under management through a combination of direct business, our pension transfers operations, and the reinsurance transactions signed to date with several U.S. insurers. These assets, when fully invested in a number of our credit strategies, should generate over $200 million in fee revenues annually. More importantly, we expect our invested principal capital in our overall insurance strategy to meet or exceed the returns on equity we have become accustomed to at Brookfield while also enabling us to get smarter about how to best meet the objectives and needs of our broad array of growing insurance clients.
CLOSING
We remain committed to being a world-class asset manager, and to investing capital for you and the rest of our investment partners in high-quality assets that earn solid cash returns on equity, while delivering downside protection for the capital employed. The primary objective of the company continues to be to generate increasing cash flows on a per-share basis and, as a result, higher intrinsic value per share over the longer term.
Please do not hesitate to contact us should you have suggestions, questions, comments or ideas you wish to share.
Sincerely,
Bruce Flatt
Chief Executive Officer
August 12, 2021
Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bam.brookfield.com/en/reports-and-filings.
Q2 2021 INTERIM REPORT 9

Management’s Discussion and Analysis
ORGANIZATION OF THE MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Renewable Power	38
Overview	13	Infrastructure	40
PART 2 – REVIEW OF CONSOLIDATED		Private Equity	42
FINANCIAL RESULTS		Residential Development	44
Overview	15	Corporate Activities	45
Income Statement Analysis	16	PART 4 – CAPITALIZATION AND LIQUIDITY
Balance Sheet Analysis	22	Capitalization	46
Foreign Currency Translation	25	Liquidity	49
Corporate Dividends	27	Review of Consolidated Statement of Cash Flows	52
Summary of Quarterly Results	28	PART 5 – ACCOUNTING POLICIES AND INTERNAL
PART 3 – OPERATING SEGMENT RESULTS		CONTROLS
Basis of Presentation	30	Accounting Policies, Estimates and Judgments	53
Summary of Results by Operating Segment	31	Management Representations and Internal Controls	54
Asset Management	32	GLOSSARY OF TERMS	55
Real Estate	36
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” includes our “listed affiliates,” Brookfield Property Partners L.P., Brookfield Property REIT Inc., Brookfield Renewable Partners L.P., Brookfield Renewable Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Renewable Power, Infrastructure and Private Equity segments, respectively. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds.
Please refer to the Glossary of Terms beginning on page 55 which defines our key performance measures that we use to measure our business. Other businesses include Residential Development and Corporate.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Information contained in or otherwise accessible through the websites mentioned throughout this report does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference. Any other reports of the Company referred to herein are not incorporated by reference unless explicitly stated otherwise.
10 BROOKFIELD ASSET MANAGEMENT

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflects management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information contained in this Report. The statements and information involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of COVID-19 and the global economic shutdown; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes  in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting  changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes, or pandemics/epidemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and other alternatives, including credit; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, including in “Part 6 – Business Environment and Risks” of our Annual Report available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.
Q2 2021 INTERIM REPORT 11

STATEMENT REGARDING USE OF NON-IFRS MEASURES
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 55 for all non-IFRS measures.
12 BROOKFIELD ASSET MANAGEMENT

PART 1 – OUR BUSINESS AND STRATEGY
OVERVIEW
We are a leading global alternative asset manager1 with a history spanning over 100 years. We have approximately $625 billion of assets under management1 across a broad portfolio of real estate, infrastructure, renewable power, private equity and credit. Our $325 billion in fee-bearing capital1 is invested on behalf of some of the world’s largest institutional investors, sovereign wealth funds and pension plans, along with thousands of individuals.
We provide a diverse product mix of private funds1 and dedicated public vehicles, which allow investors to invest in our five key asset classes and participate in the strong performance of the underlying portfolio. We invest in a disciplined manner, targeting returns of 12-15% over the long-term with strong downside protection, allowing our investors and their stakeholders to meet their goals and protect their financial futures.
✓    Investment focus
    We predominantly invest in real assets across real estate, infrastructure, renewable power and private equity, and hold a significant investment in Oaktree Capital Management (“Oaktree”)1, which is a leading global alternative investment management firm with an expertise in credit.
✓    Diverse products offering
    We offer public and private vehicles to invest across a number of product lines, including core, value-add, and opportunistic equity and credit strategies in both closed-end and perpetual vehicles.
✓    Focused investment strategies
    We invest where we can bring our competitive advantages to bear, such as our strong capabilities as an owner-operator, our large-scale capital and our global reach.
✓    Disciplined financing approach
    We employ leverage1 in a prudent manner to enhance returns while preserving capital throughout business cycles. Underlying investments are typically funded at investment-grade levels on a standalone and non-recourse basis, providing us with a stable capitalization. Only 6% of the total leverage reported in our consolidated financial statements has recourse to the Corporation.
✓    Sustainability
We are committed to ensuring that the assets and businesses in which we invest are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.
In addition, we maintain significant invested capital1 on the Corporation’s balance sheet where we invest alongside our investors. This capital generates annual cash flows that enhance the returns we earn as an asset manager, creates a strong alignment of interest, and allows us to bring the following strengths to bear on all our investments:
1.Large-scale capital
    We have approximately $625 billion in assets under management and $325 billion in fee-bearing capital.
2.Operating expertise
    We have approximately 150,000 operating employees worldwide who maximize value and cash flows from our operations.
3.Global reach
    We operate in more than 30 countries on five continents around the world.
The value of the business is comprised of two key components: Our asset management activities that we refer to as Asset Management, and our balance sheet investments that we refer to as Invested Capital. Our financial returns are represented by the combination of the earnings of our Asset Management business, as well as capital appreciation and distributions from our Invested Capital. The primary performance measure we use is funds from operations (“FFO”)1 which we use to evaluate the performance of our segments.
1.See definition in Glossary of Terms beginning on page 55.
Q2 2021 INTERIM REPORT 13

Asset Management
Our asset management activities encompass $325 billion of fee-bearing capital across a broad portfolio of real estate, infrastructure, renewable power, private equity and credit, and we have approximately $32 billion of additional committed capital that will be fee-bearing when invested. This capital is managed within long-term private funds, perpetual strategies and public securities1. Together with our investment in Oaktree, we have approximately 2,000 unique institutional investors across our private funds business.
Long-term Private Funds – $83 billion fee-bearing capital
We manage and earn fees on a diverse range of real estate, renewable power, infrastructure, private equity and credit funds. These funds are long duration in nature and include closed-end value-add, credit and opportunistic strategies. On long-term private fund capital, we earn:
1.Diversified and long-term base management fees1 on capital that is typically committed for 10 years with two one-year extension options.
2.Carried interest1, which enables us to receive a portion of overall fund profits provided that investors receive a minimum prescribed preferred return. Carried interest is recognized when a fund’s cumulative returns are in excess of preferred returns and when it is highly probable that a significant reversal will not occur.
Perpetual Strategies – $99 billion fee-bearing capital
We manage perpetual capital in our publicly listed affiliates1, as well as core and core plus private funds, which can continually raise new capital. From our perpetual strategies, we earn:
1.Long-term perpetual base management fees, which as general partner of our listed affiliates, are based on total capitalization of our listed affiliates and the net asset value (“NAV”) of our perpetual private funds.
2.Stable incentive distribution1 fees which are linked to cash distributions from listed affiliates (BPY/BPYU, BEP/BEPC and BIP/BIPC) that exceed pre-determined thresholds. These cash distributions have a historical track record of growing annually and each of these listed affiliates target annual distribution growth rates within a range of 5-9%.
3.Performance fees1 based on unit price performance (BBU) and carried interest on our perpetual private funds.
Credit Strategies – $129 billion fee-bearing capital
We hold an approximate 62% interest in Oaktree, which provides a diverse range of long-term private fund and perpetual strategies to its investor base. Similar to our long-term private funds, we earn base management fees and carried interest on Oaktree’s fund capital.
Public Securities – $14 billion fee-bearing capital
We manage publicly listed funds and separately managed accounts, focused on fixed income and equity securities across real estate, infrastructure and natural resources. We earn base management fees, which are based on committed capital and fund NAV, and performance income based on investment returns.
Invested Capital
We have approximately $59 billion of invested capital on our balance sheet as a result of our history as an owner and operator of real assets. This capital provides attractive financial returns and important stability and flexibility to our asset management business.
Key attributes of our invested capital:
•Transparent – approximately 79% of our invested capital is in our listed affiliates and other smaller publicly traded investments. The remainder is primarily held in a residential homebuilding business, and a few other directly held investments.
•Diversified, long-term, stable cash flows – received from our underlying public investments. These cash flows are underpinned by investments in real assets which should provide inflation protection and less volatility compared to traditional equities, and higher yields compared to fixed income.
•Strong alignment of interests – we are the largest investor into each of our listed affiliates, and in turn, the listed affiliates are typically the largest investor in each of our private funds.
Refer to Parts 2 and 3 of this MD&A for more information on our operations and performance.
1.See definition in Glossary of Terms beginning on page 55.
14 BROOKFIELD ASSET MANAGEMENT

PART 2 – REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with IFRS. Starting on page 45 of our 2020 Annual Report, we provide an overview of our fair value accounting process and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS used to determine whether or not an investment should be consolidated.
OVERVIEW
Our business performed strongly in the current quarter, with most of our businesses generating solid results. The market environment has been strong and continues to get stronger in most, if not all, of the key markets we operate in.
Net income was $2.4 billion in the current quarter, with $816 million attributable to common shareholders ($0.49 per share) and the remaining income attributable to non-controlling interests.
During the second quarter, the $3.9 billion increase in net income compared to the prior year period is attributable to:
•fair value gains of $377 million compared to a loss of $1.2 billion realized in the prior year quarter primarily as a result of valuation gains on our investment properties;
•an increase of equity accounted income of $1.1 billion from valuation gains at our equity accounted core office and core retail properties; and
•contributions from acquisitions over the last twelve months, and same-store growth across our operations; partially offset by
•an income tax expense of $547 million compared to $5 million in the prior year quarter, primarily due to an increase in tax rates within the U.K. as well as higher taxable income.
Our consolidated balance sheet increased as a result of assets acquired, net of liabilities, from business combinations completed. In addition, increases relate to our investment properties and net valuation gains driven by revaluations of our core office, directly held and LP investments. Equity accounted investments also increased due to our share of comprehensive income. In addition, other financial assets increased primarily as a result of the reclassification of our interest in West Fraser Timber Co. (“West Fraser”)1 and positions entered into during the period. These increases were partially offset by the partial sale of West Fraser shares and the sale of a portfolio of directly-held investment properties.

1.See definition in Glossary of Terms beginning on page 55.
Q2 2021 INTERIM REPORT 15

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three and six months ended June 30, 2021 and 2020:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Three Months Ended			Six Months Ended
	2021	2020	Change	2021	2020	Change
Revenues	$18,286	$12,829	$5,457	$34,696	$29,415	$5,281
Direct costs	(13,994)	(9,446)	(4,548)	(26,181)	(22,155)	(4,026)
Other income and gains	1,251	29	1,222	1,955	270	1,685
Equity accounted income (loss)	488	(631)	1,119	1,156	(843)	1,999
Expenses
Interest	(1,831)	(1,715)	(116)	(3,661)	(3,567)	(94)
Corporate costs	(30)	(25)	(5)	(59)	(49)	(10)
Fair value changes	377	(1,153)	1,530	2,471	(1,567)	4,038
Depreciation and amortization	(1,571)	(1,376)	(195)	(3,081)	(2,785)	(296)
Income tax expense	(547)	(5)	(542)	(1,091)	(369)	(722)
Net income (loss)	2,429	(1,493)	3,922	6,205	(1,650)	7,855
Non-controlling interests	(1,613)	837	(2,450)	(4,154)	701	(4,855)
Net income (loss) attributable to shareholders	$816	$(656)	$1,472	$2,051	$(949)	$3,000
Net income (loss) per share[1]	$0.49	$(0.43)	$0.92	$1.26	$(0.63)	$1.89
1. 2020 adjusted to reflect the three-for-two split effective April 1, 2020.
Three Months Ended June 30
Revenues for the quarter were $18.3 billion, an increase of $5.5 billion compared to the second quarter of 2020, resulting from:
•higher volumes at our road fuel operations within our Private Equity segment. Included within the business’ revenues and direct costs are import duties that are passed through to the customers. These are recorded on a gross basis in revenues and direct costs, with no impact on the margin generated by the business;
•higher sales volume at our advanced energy storage operations within our Private Equity segment; and
•additional revenues from acquisitions during the last twelve months, net of revenues lost from businesses sold during the same period; partially offset by
•lower generation at our hydroelectric facilities in North America within our renewable power operations.
A discussion of the impact on revenues and net income from recent acquisitions and dispositions can be found on page 18.
Direct costs increased by 48% or $4.5 billion compared to a 43% increase in revenues. The increase is primarily due to the aforementioned higher volumes at our road fuel operations and advanced energy storage operations. In addition, cost savings initiatives across a number of our businesses were partially offset by higher direct costs related to recent acquisitions, net of dispositions.
Other income and gains of $1.3 billion primarily related to the sale of our Canadian district energy operation within our Infrastructure segment.
Equity accounted income increased by $1.1 billion primarily due to:
•valuation gains at our equity accounted core office and core retail properties; and
•strong operating performance at Oaktree.
Interest expense of $1.8 billion increased by $116 million due to additional borrowings associated with acquisitions, partially offset by the benefits of lower interest rates on our variable rate debt held within our real estate operations as well as debt repayments within our private equity operations.
We recorded fair value gains of $377 million, compared to a loss of $1.2 billion in the prior year quarter, primarily as a result of valuation gains in our LP investments, directly held investments and core office portfolios. Refer to pages 19 and 20 for discussion on fair value changes.
16 BROOKFIELD ASSET MANAGEMENT

Depreciation and amortization expense increased by $195 million to $1.6 billion due to businesses acquired in the last twelve months, as well as the impact of revaluation gains in the fourth quarter of 2020, which increased the carrying value of our property, plant and equipment (“PP&E”) from which depreciation is determined.
We recorded an income tax expense of $547 million this quarter compared to $5 million in the prior year quarter due to an increase in tax rates within the U.K. as well as higher taxable income.
Six Months Ended June 30
Revenues and direct costs for the first six months of 2021 increased by $5.3 billion and $4.0 billion, respectively, compared to the same period in 2020 due primarily to the impact of the shutdowns experienced in 2020 and acquisitions over the last twelve months.
Other income and gains in the first six months of 2021 increased by $1.7 billion compared to the first six months of the prior year. The current period gain primarily relates to the aforementioned sale of our Canadian district energy operation.
Equity accounted income in the first six months of 2021 increased by $2.0 billion compared to the prior year period primarily due to the aforementioned higher fair value gains in our Real Estate segment as well as strong operating performance at Oaktree. The prior period included valuation losses at our equity accounted core retail properties.
Fair value gains were $2.5 billion for the first six months of 2021, compared to a $1.6 billion loss reported in the prior period. The gains were primarily due to transaction related gains on the deconsolidation of our interest in GrafTech International Ltd. (“GrafTech”)1 within our Private Equity segment, as well as valuation gains on our manufactured housing assets and directly held investments within our Real Estate segment. The prior period included valuation losses due to the impact of the global economic shutdown, partially offset by appraisal gains on our LP investments within our Real Estate segment.

1.    See definition in Glossary of Terms beginning on page 55.
Q2 2021 INTERIM REPORT 17

Significant Acquisitions and Dispositions
We have summarized below the impact of recent significant acquisitions and dispositions on our current quarter results:

	Three Months Ended				Six Months Ended
	Acquisitions		Dispositions		Acquisitions		Dispositions
FOR THE PERIOD ENDED JUN. 30, 2021 (MILLIONS)	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income
Real estate	$121	$(5)	$(131)	$(123)	$223	$(7)	$(195)	$(155)
Renewable power	80	6	(11)	16	82	6	(22)	16
Infrastructure	339	(36)	(126)	(14)	634	3	(238)	(31)
Private equity	264	(15)	(356)	(181)	419	(19)	(505)	(241)
	$804	$(50)	$(624)	$(302)	$1,358	$(17)	$(960)	$(411)
Acquisitions
Acquisitions over the past year contributed incremental revenues and net loss of $804 million and $50 million in the current quarter, respectively.
Real Estate
Recent acquisitions contributed incremental revenues of $121 million and a net loss of $5 million. These contributions and net loss were primarily from hospitality asset acquisitions made through Brookfield Strategic Real Estate Partners III (“BSREP III”)1, which added $100 million of revenues.
Renewable Power
Within our Renewable Power segment, recent acquisitions contributed to incremental revenues and net income of $80 million and $6 million, respectively. The contributions and net income were primarily due to the acquisitions of a distributed generation platform and a wind portfolio in the prior quarter.
Infrastructure
Recent acquisitions contributed incremental revenues of $339 million and a net loss of $36 million. The contributions and net loss were primarily from Summit Digitel Infrastructure Pvt. Ltd. (“Summit DigiTel”)1 which was acquired in the third quarter of 2020.
Private Equity
Within our Private Equity segment, recent acquisitions contributed to incremental revenues of $264 million and a net loss of $15 million. The contributions and net loss were primarily from a non-bank financial services business acquired in the third quarter of 2020 as well as a technology services business acquired in the prior quarter.
Dispositions
Recent asset sales reduced revenues and net income by $624 million and $302 million in the current quarter, respectively. The assets sold that most significantly impacted our results were the partial disposition of our Australian export terminal in our Infrastructure segment and GrafTech in our Private Equity segment.

1.    See definition in Glossary of Terms beginning on page 55.
18 BROOKFIELD ASSET MANAGEMENT

Fair Value Changes
The following table disaggregates fair value changes into major components to facilitate analysis:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended			Six Months Ended
	2021	2020	Change	2021	2020	Change
Investment properties	$880	$(797)	$1,677	$1,707	$(679)	$2,386
Transaction related expenses, net of gains	(282)	224	(506)	999	—	999
Financial contracts	138	(64)	202	653	94	559
Impairment and provisions	(149)	(325)	176	(384)	(550)	166
Other fair value changes	(210)	(191)	(19)	(504)	(432)	(72)
Total fair value changes	$377	$(1,153)	$1,530	$2,471	$(1,567)	$4,038
Investment Properties
Investment properties are recorded at fair value with changes recorded in net income. The following table disaggregates investment property fair value changes by asset type:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended			Six Months Ended
	2021	2020	Change	2021	2020	Change
Core office	$134	$(223)	$357	$288	$(144)	$432
Core retail	(1)	(526)	525	(349)	(808)	459
LP investments and other	747	(48)	795	1,768	273	1,495
	$880	$(797)	$1,677	$1,707	$(679)	$2,386
We discuss the key valuation inputs of our investment properties on pages 53 and 54.
Core Office
Valuation gains of $134 million primarily relate to:
•an increase in projected net operating income within our U.S., U.K. and Brazil office portfolios; and
•higher valuation within our U.K. portfolio as development milestones were met in the quarter.
Valuation losses of $223 million in the prior year quarter were the result of lower market rent assumptions; partially offset by a decrease in capitalization rates in the U.K.
The six-month valuation gains are mainly due to the aforementioned gains.
Core Retail
There were no material valuation changes to our core retail portfolio during the current quarter.
In the prior year quarter, valuation losses of $526 million relate to a number of updated cash flow assumptions as a result of the economic shutdown in 2020.
The six-month losses are due to the changes in cash flow assumptions, as well as realized losses on the dispositions of two assets in the prior quarter.
LP Investments and Other
Valuation gains of $747 million primarily relate to:
•higher valuation at our U.S. multifamily real estate trust due to capitalization rate changes;
•valuation gains at our Australian senior living business due to an increase in unit prices;
•an increase in operating income in our U.K. student housings business due to improved cash flows;

Q2 2021 INTERIM REPORT 19

•valuation gains on our Forest City Realty Trust, Inc. (“Forest City”)1 asset and Shanghai mixed use property to reflect a decrease in discount rates; and
•an increase in values at our U.S. manufactured housing business as a result of higher external appraisal values.
In the prior year quarter, valuation losses of $48 million were primarily related to updated assumptions on our opportunistic retail assets and office assets; partially offset by a valuation gain at certain assets within our Fairfield multifamily business.
The six-month gains are mainly driven by capitalization rate compression in our manufactured housing portfolio and an office asset in the U.K., as well as the aforementioned valuation gains at our Australian senior living portfolio in the prior quarter.
Transaction Related Expenses, Net of Gains
Transaction related expenses, net of gains, totaled $282 million for the quarter. This was in part due to transaction costs related to recent acquisitions, as well as a write-off of deferred financing fees as part of refinancing activities across our portfolios.
The transaction related gains in the prior year quarter of $224 million primarily related to a net gain from debt restructuring at an operating company within our Private Equity segment and the settlement of a forward sale of properties within our Real Estate segment.
The year-to-date gains mainly relate to the deconsolidation of our investment in GrafTech within our private equity business, as a result of a further sell-down of our interest.
Financial Contracts
Financial contracts include mark-to-market gains and losses related to foreign currency, interest rate and pricing exposures that are not designated as hedges.
The gain this quarter of $138 million is primarily attributable to fair value changes on our venture investments, partially offset by mark-to-market movements on short-term financial contracts that are used to hedge power prices in our renewable power business as well as losses on certain of our interest rate swaps that do not qualify for hedge accounting.
Unrealized losses of $64 million in the prior year quarter primarily related to mark-to-market fair value changes on our general market and currency hedges as well as interest rate swaps across most of our businesses; partially offset by the valuation gain on our toehold positions in our private equity business.
The year-to-date gains on financial contracts relate to the aforementioned fair value changes on our venture investments, as well as gains on our toehold position within our infrastructure business in the prior quarter.
Impairment and Provisions
Impairment and provision expense for the quarter of $149 million is primarily attributable to updates to the provision for credit losses recognized on certain assets.
The year-to-date impairment and provision expenses relate to the aforementioned provision for credit loss as well as the closure of one of our North American recycling facilities within our private equity business as part of a broader plan to improve the efficiency of its U.S. operations in the prior quarter.
Other Fair Value Changes
Other fair value losses of $210 million were reported for the quarter. Included in this balance are various other one-time charges across our segments.

1.    See definition in Glossary of Terms beginning on page 55.
20 BROOKFIELD ASSET MANAGEMENT

Income Taxes
We recorded an aggregate income tax expense of $547 million in the current quarter (2020 – $5 million), including current tax expenses of $246 million (2020 – $101 million) and deferred tax expense of $301 million (2020 – recovery of $96 million).
In the current quarter, we realized disposition gains that were subject to different tax rates. This contributed to a 7% reduction in our effective tax rate. This benefit was fully offset by a non-recurring deferred tax expense we recorded due to an increase in tax rates in jurisdictions we operate in. This non-recurring tax expense increased our effective tax rate by 7% in the current quarter.
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our consolidated financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2021	2020	Change	2021	2020	Change
Statutory income tax rate	26%	26%	—%	26%	26%	—%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	(7)	—	(7)	(4)	(5)	1
Change in tax rates and new legislation	7	—	7	3	(13)	16
Taxable income attributed to non-controlling interests	(10)	(3)	(7)	(12)	4	(16)
International operations subject to different tax rates	(1)	(25)	24	—	(41)	41
Derecognition (recognition) of deferred tax assets	—	8	(8)	(1)	10	(11)
Non-recognition of the benefit of current year’s tax losses	2	(3)	5	2	(6)	8
Other	1	(3)	4	1	(4)	5
Effective income tax rate	18%	—%	18%	15%	(29%)	44%
As an asset manager, many of our operations are held in partially owned “flow-through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings include income attributable to non-controlling ownership interests in these entities, our consolidated tax provision includes only our proportionate share of the associated tax provision of these entities. In other words, we are consolidating all the net income, but only our share of the associated tax provision. This reduced our effective tax rate by 10% in the current quarter.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates resulted in a 1% decrease in our effective tax rate in the current quarter. The difference will vary from period to period depending on the relative proportion of income in each country.
Q2 2021 INTERIM REPORT 21

BALANCE SHEET ANALYSIS
The following table summarizes the statement of financial position of the company as at June 30, 2021 and December 31, 2020:

AS AT JUN. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	2021	2020	Change
Assets
Investment properties	$101,010	$96,782	$4,228
Property, plant and equipment	98,086	100,009	(1,923)
Equity accounted investments	43,315	41,327	1,988
Cash and cash equivalents	10,459	9,933	526
Accounts receivable and other	19,543	18,928	615
Intangible assets	25,018	24,658	360
Goodwill	14,953	14,714	239
Other assets	36,833	37,345	(512)
Total assets	$349,217	$343,696	$5,521
Liabilities
Corporate borrowings	$9,145	$9,077	$68
Non-recourse borrowings of managed entities	143,126	139,324	3,802
Other non-current financial liabilities	25,841	28,524	(2,683)
Other liabilities	45,168	44,129	1,039
Equity
Preferred equity	4,145	4,145	—
Non-controlling interests	88,423	86,804	1,619
Common equity	33,369	31,693	1,676
Total equity	125,937	122,642	3,295
	$349,217	$343,696	$5,521
June 30, 2021 vs. December 31, 2020
Total assets increased by $5.5 billion since December 31, 2020 to $349.2 billion as at June 30, 2021. The increase is driven by net valuation gains as well as recently completed business combinations and asset acquisitions, net of disposals, which added $3.5 billion of total assets. This was partially offset by asset amortization and depreciation.
Investment properties consist primarily of the company’s real estate assets. The balance as at June 30, 2021 increased by $4.2 billion, primarily due to:
•additions of $6.0 billion, mainly through the purchase of investment properties within our BSREP III fund; and
•net valuation gains of $1.7 billion, driven by revaluations of our core office, directly held and LP investments; partially offset by
•asset sales and reclassifications to assets held for sale of $3.0 billion, primarily in our BSREP III fund, core office and opportunistic portfolios; and
•the negative impact of foreign currency translation of $428 million.
We provide a continuity of investment properties in Note 9 of the consolidated financial statements.
PP&E decreased by $1.9 billion primarily as a result of:
•reclassifications to assets held for sale of $1.8 billion, most notably our U.S. district energy operation in our Infrastructure segment as well as our U.S. wind portfolio in our Renewable Power segment;
•the negative impact of foreign currency translation of $736 million; and
22 BROOKFIELD ASSET MANAGEMENT

•depreciation of $2.4 billion in the quarter; partially offset by
•net additions of $6.9 billion, primarily related to the acquisitions of a wind portfolio and a distributed generation platform in our Renewable Power segment, as well as the acquisition of U.S. senior living portfolio in our Real Estate segment.
We provide a continuity of PP&E in Note 10 of the consolidated financial statements.
Equity accounted investments increased by $2.0 billion to $43.3 billion in the current quarter, mainly due to:
•net additions of $1.5 billion, primarily from the deconsolidation of GrafTech in our Private Equity segment; and
•our proportionate share of $1.2 billion of comprehensive income; partially offset by
•distributions and return of capital received of $1.0 billion.
We provide a continuity of equity accounted investments in Note 8 of the consolidated financial statements.
Cash and cash equivalents increased by $526 million as at June 30, 2021 compared to the prior year-end primarily due to timing of cash flows at quarter-end. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
Increases of $360 million and $239 million in our intangible assets and goodwill balances, respectively, are related to additions, net of dispositions, in our Infrastructure segment, partially offset by amortization.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets. The decrease of $512 million is primarily a result of:
•an increase of $1.3 billion in other financial assets primarily due to the reclassification of West Fraser shares acquired as part of the West Fraser – Norbord Inc. (“Norbord”)1 strategic business combination in our Private Equity segment;
•a decrease in assets held for sale of $2.7 billion, primarily due to the sale of life sciences assets and office properties within our Real Estate segment as well as the derecognition of Norbord within our Private Equity segment in the prior quarter. These decreases were partially offset by the reclassification of our U.S. district energy operation within our Infrastructure segment and our wind portfolios in the U.S. within our Renewable Power segment to assets held for sale.
Corporate borrowings increased by $68 million due to the impact of foreign exchange on our Canadian denominated debt.
Non-recourse borrowings of managed entities increased by $3.8 billion as a result of:
•an increase in property-specific borrowing, net of borrowings reclassified to held for sale, mainly as a result of recent acquisitions; partially offset by
•a decrease in subsidiary borrowings in our Real Estate, Infrastructure and Private Equity segments.
Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long-term financial liabilities that are due after one year. The decrease of $2.7 billion in other non-current financial liabilities primarily relates to the aforementioned sale of life sciences assets and office properties within our Real Estate segment. The increase of $1.0 billion in other liabilities, was primarily due to the recent acquisitions; partially offset by the deconsolidation of GrafTech in the prior quarter within our Private Equity segment. Please see Note 6 of the consolidated financial statements for further information.
Refer to Part 4 – Capitalization and Liquidity for more information.

1.    See definition in Glossary of Terms beginning on page 55.
Q2 2021 INTERIM REPORT 23

Equity
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 of this MD&A.
Common Equity
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2021 (MILLIONS)
Common equity, beginning of period	$31,693
Changes in period
Net income attributable to shareholders	2,051
Common dividends	(930)
Preferred dividends	(75)
Other comprehensive income	230
Share repurchases, net of issuances	(288)
Ownership changes and other	688
1,676
Common equity, end of period	$33,369
Common equity increased by $1.7 billion to $33.4 billion during the six month period ended June 30, 2021. The change includes:
•net income attributable to common shareholders of $2.1 billion;
•ownership changes and other of $688 million primarily related to the secondary offering of BEPC shares, as well as the partial sell-down of GrafTech and our interest in an India real estate trust, which completed its initial public offering in the prior quarter; and
•other comprehensive income of $230 million due to our foreign investments being impacted by foreign currency translation; partially offset by
•distributions of $1.0 billion to shareholders as common and preferred share dividends, including the $538 million distribution as part of the spin-off of our reinsurance business; and
•share repurchases, net of issuances, of $288 million, primarily related to the repurchase of 6.7 million Class A Limited Voting Shares (“Class A shares”) during the six months ended June 30, 2021.

24 BROOKFIELD ASSET MANAGEMENT

Non-controlling Interests
Non-controlling interests in our consolidated results primarily consist of third-party interests in BPY, BEP, BIP, BBU, and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT JUN. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	2021	2020
Brookfield Property	$26,402	$25,986
Brookfield Renewable	17,821	17,194
Brookfield Infrastructure	19,512	19,753
Brookfield Business Partners L.P.	8,462	9,162
Other participating interests	16,226	14,709
	$88,423	$86,804
Non-controlling interests increased by $1.6 billion during the six-month period, primarily due to:
•equity issuances to non-controlling interests totaling $2.8 billion; and
•comprehensive income attributable to non-controlling interests which totaled $4.3 billion. This is inclusive of foreign currency translation losses as average foreign currency rates in the jurisdictions where we hold the majority of our non-U.S. dollar investments depreciated against the U.S. dollar with the exception of the Brazilian reais, Canadian dollar and British pound; partially offset by
• $5.4 billion of distributions to non-controlling interests.
FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT JUN. 30, 2021 AND DEC. 31, 2020 AND FOR THE PERIODS ENDED JUN. 30				Average Rate
	Period-End Spot Rate			Three Months Ended			Six Months Ended
	2021	2020	Change	2021	2020	Change	2021	2020	Change
Australian dollar	0.7498	0.7694	(3)%	0.7699	0.6578	17%	0.7713	0.6580	17%
Brazilian real[1]	5.0025	5.1975	4%	5.2910	5.3850	2%	5.3867	4.9257	(9)%
British pound	1.3831	1.3670	1%	1.3982	1.2416	13%	1.3887	1.2607	10%
Canadian dollar	0.8066	0.7853	3%	0.8143	0.7220	13%	0.8021	0.7335	9%
Colombian peso[1]	3,755.1	3,428.3	(9)%	3,695.3	3,843.0	4%	3,628.1	3,697.3	2%
Euro	1.1858	1.2217	(3)%	1.2052	1.1014	9%	1.2052	1.1021	9%
1.Using Brazilian real and Colombian peso as the price currency.
As at June 30, 2021, our common equity of $33.4 billion was invested in the following currencies: U.S. dollars – 61% (December 31, 2020 – 58%); Brazilian reais – 8% (December 31, 2020 – 8%); British pounds – 12% (December 31, 2020 – 12%); Canadian dollars – 5% (December 31, 2020 – 7%); Australian dollars – 7% (December 31, 2020 – 7%); Colombian pesos – 2% (December 31, 2020 – 2%); and other currencies – 5% (December 31, 2020 – 6%). Currency exchange rates relative to the U.S. dollar at the end of the current quarter were lower than December 31, 2020 for all of our significant non-U.S. dollar investments with the exception of the Brazilian real, Canadian dollar and British pound.

Q2 2021 INTERIM REPORT 25

The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. currencies:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2021	2020	2021	2020
Australian dollar	$(115)	$785	$(225)	$(126)
Brazilian real	1,655	(657)	637	(3,770)
British pound	49	(6)	152	(731)
Canadian dollar	290	381	454	(561)
Colombian peso	(46)	351	(513)	(532)
Euro	199	88	(128)	(18)
Other	(105)	75	(286)	(468)
Total cumulative translation adjustments	1,927	1,017	91	(6,206)
Currency hedges[1]	(359)	(585)	(172)	1,406
Total cumulative translation adjustments net of currency hedges	$1,568	$432	$(81)	$(4,800)
Attributable to:
Shareholders	$468	$48	$93	$(1,271)
Non-controlling interests	1,100	384	(174)	(3,529)
	$1,568	$432	$(81)	$(4,800)
1.Includes deferred income tax recovery of $9 million for the three months ended June 30, 2021 (2020 – $9 million) and recovery of $5 million for the six months ended June 30, 2021 (2020 – expense of $57 million)
The foreign currency translation of our equity, net of currency hedges, for the three and six months ended June 30, 2021 generated a gain of $1.6 billion and a loss of $81 million, respectively. The gain that was generated during the current quarter was largely due to recoveries in the Brazilian real, Canadian dollar and Euro, partially offset by the depreciation of the Australian dollar. The loss generated for the six months period was attributable to lower period end rates on the Colombian peso and Australian dollar, partially offset by gains on the higher period end rates for our investments in the Brazilian real and Canadian dollar.
We seek to hedge foreign currency exposure where the cost of doing so is reasonable. Due to the high historical costs associated with hedging Brazilian real, Colombian peso and other emerging market currencies, hedge levels against those currencies were low at quarter end.
26 BROOKFIELD ASSET MANAGEMENT

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first six months of 2021, 2020 and 2019, are summarized in the following table. Dividends to the Class A and B Limited Voting Shares have been adjusted to reflect a three-for-two stock split on April 1, 2020.

	Distribution per Security
	2021	2020	2019
Class A and B1 Limited Voting Shares (“Class A and B shares”)[2]	$0.26	$0.24	$0.21
Special distribution to Class A and B shares[3]	0.36	—	—
Class A Preferred Shares
Series 2	0.17	0.21	0.26
Series 4	0.17	0.21	0.26
Series 8	0.25	0.31	0.37
Series 9	0.28	0.25	0.26
Series 13	0.17	0.21	0.26
Series 15	0.06	0.18	0.25
Series 17	0.48	0.44	0.44
Series 18	0.48	0.44	0.44
Series 24	0.30	0.28	0.28
Series 25[4]	0.24	0.36	0.37
Series 26	0.35	0.32	0.32
Series 28	0.27	0.25	0.26
Series 30	0.47	0.43	0.44
Series 32	0.51	0.46	0.47
Series 34[5]	0.44	0.41	0.40
Series 36	0.49	0.44	0.45
Series 37	0.49	0.45	0.46
Series 38[6]	0.36	0.37	0.41
Series 40[7]	0.40	0.37	0.42
Series 42[8]	0.39	0.41	0.42
Series 44	0.50	0.46	0.47
Series 46	0.48	0.44	0.45
Series 48	0.48	0.44	0.45
1.Class B Limited Voting Shares (“Class B shares”).
2. 2019 and 2020 adjusted to reflect three-for-two stock split effective April 1, 2020.
3.Distribution of one class A exchangeable limited voting share of Brookfield Asset Management Reinsurance Partners Ltd. for every 145 Class A shares and Class B shares held as of the close of business of June 18, 2021.
4.Dividend rate reset commenced the last day of each quarter.
5.Dividend rate reset commenced March 31, 2019.
6.Dividend rate reset commenced March 31, 2020.
7.Dividend rate reset commenced September 30, 2019.
8.Dividend rate reset commenced June 30, 2020.
Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.
Q2 2021 INTERIM REPORT 27

SUMMARY OF QUARTERLY RESULTS
The quarterly variances in revenues over the past two years are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of non-cash fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our real estate and private equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues, net income attributable to non-controlling interests, and the global economic shutdown.
Our real estate operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our private equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrials portfolio. For example, seasonality affects our contract drilling and well-servicing operations as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services, the core operating plants business of our service provider to the power generation industry generates the majority of its revenue during the fall and spring, when power plants go offline to perform maintenance and replenish their fuel. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our fuel marketing and road fuel distribution businesses, will generate stronger performance in the second and third quarters. Net income is impacted by periodic gains and losses on acquisitions, monetization and impairments.
Our residential development operations are seasonal in nature and a large portion is correlated with the ongoing U.S. housing recovery and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favorable in the latter half of the year which tends to increase construction activity levels.
Our condensed statements of operations for the eight most recent quarters are as follows:

	2021		2020				2019
FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$18,286	$16,410	$17,088	$16,249	$12,829	$16,586	$17,819	$17,875
Net income (loss)	2,429	3,776	1,815	542	(1,493)	(157)	1,638	1,756
Net income (loss) to shareholders	816	1,235	643	172	(656)	(293)	846	947
Per share[1]
– diluted	$0.49	$0.77	$0.40	$0.10	$(0.43)	$(0.20)	$0.50	$0.61
– basic	0.51	0.79	0.41	0.10	(0.43)	(0.20)	0.51	0.62
1.Adjusted to reflect the three-for-two split effective April 1, 2020.
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2021		2020				2019
FOR THE PERIODS ENDED (MILLIONS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Fair value changes	$377	$2,094	$175	$(31)	$(1,153)	$(414)	$4	$394
Income taxes	(547)	(544)	(243)	(225)	(5)	(364)	(200)	180
Net impact	$(170)	$1,550	$(68)	$(256)	$(1,158)	$(778)	$(196)	$574
28 BROOKFIELD ASSET MANAGEMENT

Over the last eight completed quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:
•In the second quarter of 2021, revenues increased in comparison to the prior quarter due to same-store1 growth in most of our businesses. The lower net income in the quarter as compared to the first quarter of 2021, is a result of lower fair value gains partially offset by asset sale activity within our Infrastructure segment.
•In the first quarter of 2021, revenues decreased in comparison to the prior quarter primarily due to lower same-store results due in part to seasonality across certain operating segments. The higher net income in the quarter is a result of gains from asset sale activities.
•In the fourth quarter of 2020, revenues increased in comparison to the prior quarter due to same-store growth in most of our businesses. The higher net income in the quarter is a result of gains from asset sales in the quarter as well as a positive contribution from our equity accounted investments and fair value changes.
•In the third quarter of 2020, revenues increased relative to the prior quarter due to increased contributions from recent acquisitions across our operating segments. We had net income in the quarter, relative to the prior quarter’s net loss, as a result of improved performance across many of our businesses and a positive contribution from fair value changes stemming from consolidated investment properties, particularly within our BSREP III fund.
•In the second quarter of 2020, our revenues decreased in comparison to the prior quarter, due to the impact of the economic shutdown for a large part of the quarter. The higher net loss in the quarter is primarily attributed to a decline in the valuation of our investment property portfolio as cash flow assumptions were adjusted downwards to reflect the impact of the shutdown.
•The decrease of revenues in the first quarter of 2020 compared to the prior quarter is primarily attributable to lower same-store1 growth as a result of seasonality and the impact of the economic shutdown. Contributions from acquisitions across our operating segments were partially offset by recent asset sales from our Private Equity and Renewable Power segments. Net income also decreased due to unrealized fair value changes brought about by the current environment.
•In the fourth quarter of 2019, revenues remained consistent with the prior quarter as we continued to benefit from contributions from recently acquired businesses and strong same-store growth across our operating segments. Net income decreased primarily due to lower fair value gains and the absence of a deferred tax recovery, partially offset by an increase in equity accounted income.
•In the third quarter of 2019, revenues increased from a full quarter contribution from our advanced energy storage operations and healthcare services, which we acquired in the second quarter of 2019. In addition, net income increased from the prior quarter due to the recognition of deferred income tax recoveries and valuation gains in our core office and LP investment properties.

1.See definition in Glossary of Terms beginning on page 55.
Q2 2021 INTERIM REPORT 29

PART 3 – OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
How We Measure and Report Our Operating Segments
Our operations are organized into our asset management business, five operating groups and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure operating performance primarily using FFO generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital allocated to a particular business segment which we use interchangeably with segment common equity. To further assess operating performance for our Asset Management segment we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in value of our private fund investment portfolios.
Our operating segments are global in scope and are as follows:
i.Asset management operations include managing our long-term private funds, perpetual strategies and public securities on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.
ii.Real estate operations include the ownership, operation and development of core office, core retail, LP investments and other properties.
iii.Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar and energy transition power generating facilities.
iv.Infrastructure operations include the ownership, operation and development of utilities, transport, midstream, data and sustainable resource assets.
v.Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services and industrials.
vi.Residential development operations consist of homebuilding, condominium development and land development.
vii.Corporate activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
In assessing results, we separately identify the portion of FFO and common equity within our segments that relate to our primary listed affiliates. We believe that identifying the FFO and common equity attributable to our listed affiliates enables investors to understand how the results of these public entities are integrated into our financial results and is helpful in analyzing variances in FFO between reporting periods. Additional information with respect to these listed affiliates is available in their public filings. We also separately identify the components of our asset management FFO and realized disposition gains1 included within the FFO of each segment in order to facilitate analysis of variances in FFO between reporting periods.
1.See definition in Glossary of Terms beginning on page 55.
30 BROOKFIELD ASSET MANAGEMENT

SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents revenues, FFO and common equity by segment on a year-over-year basis for comparative purposes:

AS AT JUN. 30, 2021 AND DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Revenues[1]			FFO			Common Equity
	2021	2020	Change	2021	2020	Change	2021	2020	Change
Asset Management	$1,225	$743	$482	$688	$355	$333	$4,908	$4,947	$(39)
Real Estate	2,234	1,856	378	189	89	100	20,108	19,331	777
Renewable Power	1,279	1,035	244	88	566	(478)	4,580	5,154	(574)
Infrastructure	2,856	2,097	759	317	84	233	2,323	2,552	(229)
Private Equity	11,262	7,391	3,871	337	137	200	3,703	3,965	(262)
Residential Development	609	447	162	42	(11)	53	2,452	2,730	(278)
Corporate Activities	88	88	—	(61)	(59)	(2)	(4,705)	(6,986)	2,281
Total segments	$19,553	$13,657	$5,896	$1,600	$1,161	$439	$33,369	$31,693	$1,676
1.Revenues include inter-segment revenues which are adjusted to arrive at external revenues for IFRS purposes. Please refer to Note 3(c) of the consolidated financial statements.
Total revenues and FFO were $19.6 billion and $1.6 billion in the current quarter compared to $13.7 billion and $1.2 billion in the prior period, respectively. FFO includes realized disposition gains of $582 million, compared to $473 million in the prior year quarter. Excluding disposition gains, FFO increased by $330 million from the prior year quarter.
Revenues increased primarily due to organic growth initiatives across our businesses and from acquisitions completed in the last twelve months across our segments.
The increase to FFO, excluding disposition gains, is primarily a result of:
•increased fee-related earnings1 in our Asset Management segment from fees earned on higher market capitalization across our listed affiliates and capital deployed in our other strategies, as well as an increase in realized carried interest from monetizations;
•increased contributions from our residential mortgage insurer in Canada within our Private Equity segment as a result of our increased ownership and strong business performance;
•strong volume growth at our transport operations within our Infrastructure segment due to the gradual reopening of economies; and
•organic growth in other businesses, as well as contributions from recent acquisitions, net of the impact of asset sales; partially offset by
•lower generation within our hydroelectric operations in our Renewable Power segment.
We recognized $582 million of disposition gains during the quarter primarily from the sale of our district energy operation in Canada within our Infrastructure segment, as well as the partial sale of our positions in West Fraser and GrafTech within our Private Equity segment.
Common equity increased by $1.7 billion since year-end to $33.4 billion primarily from comprehensive income recognized during the quarter, as well as the aforementioned disposition gains, partially offset by dividends paid and the impact of share buybacks.
1.See definition in Glossary of Terms beginning on page 55.
Q2 2021 INTERIM REPORT 31

Fee-Bearing Capital
The following table summarizes fee-bearing capital:

AS AT JUN. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Credit Strategies	Public Securities	Total 2021	Total 2020
Real estate	$29,077	$30,864	$—	$—	$59,941	52,996
Renewable power	10,903	29,627	—	—	40,530	45,440
Infrastructure	29,225	31,586	—	—	60,811	59,335
Private equity	14,477	6,574	—	—	21,051	20,001
Oaktree	—	—	128,732	—	128,732	121,026
Diversified	—	—	—	14,001	14,001	12,822
June 30, 2021	$83,682	$98,651	$128,732	$14,001	$325,066	n/a
December 31, 2020	$83,723	$94,049	$121,026	$12,822	n/a	$311,620
Fee-bearing capital increased by $5.9 billion during the quarter. The changes are set out in the following table:

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2021 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Credit Strategies	Public Securities	Total
Balance, March 31, 2021	$83,469	$97,866	$124,895	$12,940	$319,170
Inflows	771	1,662	5,206	733	8,372
Outflows	—	(16)	(1,347)	(582)	(1,945)
Distributions	(596)	(620)	(1,195)	—	(2,411)
Market valuation	1	281	1,014	911	2,207
Other	37	(522)	159	(1)	(327)
Change	213	785	3,837	1,061	5,896
Balance, June 30, 2021	$83,682	$98,651	$128,732	$14,001	$325,066
Long-term private fund fee-bearing capital increased by $0.2 billion, due to:
•$0.8 billion of inflows from capital deployed within our infrastructure and private equity segments; partially offset by
•$0.6 billion of distributions and capital returned across various funds during the quarter.
Perpetual strategies fee-bearing capital increased by $0.8 billion, due to:
•$1.7 billion of inflows related to capital market issuances and capital deployed across our various strategies;
•$0.3 billion increase in market valuations as a result of price appreciation at our listed affiliates during the quarter; partially offset by
•$0.6 billion of distributions, including quarterly distributions paid to the investors of our listed affiliates; and
•$0.5 billion decrease in other movements in working capital and capitalization within our listed affiliates.
Credit strategies fee-bearing capital increased by $3.8 billion, due to:
•$5.2 billion of inflows, including $2.9 billion of capital deployed within closed-end funds and $2.3 billion of capital raised within open-end and evergreen funds; and
•$1.0 billion of market valuation increases in funds whose management fees are based on net asset values; partially offset by
•$1.3 billion of redemptions within open-end and evergreen funds and $1.2 billion of distributions within closed-end funds.
32 BROOKFIELD ASSET MANAGEMENT

Public securities capital increased by $1.1 billion, due to:
•$0.7 billion of fund inflows; and
•$0.9 billion increase due to market valuations; partially offset by
•$0.6 billion of redemptions, across our real estate and infrastructure public funds as well as separately managed accounts.
We have approximately $32 billion of additional committed capital that does not currently earn fees but will generate approximately $320 million in annual fees once deployed.
Carry Eligible Capital1
Carry eligible capital increased $0.3 billion during the quarter to $143.6 billion as at June 30, 2021 (March 31, 2021 –$143.3 billion). The increase was related to new commitments in our real estate and private equity strategies, and perpetual private funds in our Infrastructure segment and credit strategies. The increase in carry eligible capital was partially offset by the return of capital across various funds.
As at June 30, 2021, $97.3 billion of carry eligible capital was deployed (March 31, 2021 – $93.7 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There are currently $46.3 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (March 31, 2021 – $49.6 billion).
Operating Results
Asset management FFO includes fee-related earnings and realized carried interest1 earned by us in respect of capital managed for our investors. Fee-related earnings include fees earned on the capital invested by us in the listed affiliates. This is representative of how we manage the business and measure the returns from our asset management activities.
To facilitate analysis, the following table disaggregates our Asset Management segment revenues and FFO into fee-related earnings and realized carried interest, net1, as these are the measures that we use to analyze the performance of the Asset Management segment. We also analyze unrealized carried interest, net, to provide insight into the value our investments have created in the period.
We have provided additional detail, where referenced, to explain significant variances from the prior period.

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Revenues		FFO
	Ref.	2021	2020	2021	2020
Fee-related earnings	i	$890	$667	$483	$324
Realized carried interest	ii	335	76	205	31
Asset management FFO		$1,225	$743	$688	$355

Unrealized carried interest
Generated				$1,087	$(172)
Foreign exchange				46	(2)
				1,133	(174)
Less: direct costs				(432)	13
Unrealized carried interest, net	iii			701	(161)
Less: unrealized carried interest not attributable to BAM				(68)	(5)
				$633	$(166)
1.See definition in Glossary of Terms beginning on page 55.
Q2 2021 INTERIM REPORT 33

i.    Fee-Related Earnings

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2021	2020
Fee revenues[1]
Base management fees	$726	$591
Incentive distributions	84	76
Performance fees	79	—
Transaction and advisory fees	1	—
	890	667
Less: direct costs	(369)	(315)
	521	352
Less: fee-related earnings not attributable to BAM	(38)	(28)
Fee-related earnings	$483	$324
1.See definition in Glossary of Terms beginning on page 55.
Fee-related earnings increased to $483 million at our share, mainly due to higher base management fees and the recognition of $79 million in performance fees from BBU as a result of BBU’s unit price exceeding the previous High-water mark of $41.96. As a result, a new High-water mark was set at $44.64 this quarter.
Base management fees increased by $135 million to $726 million, a 23% increase from the same quarter in 2020. The increase is broken down as follows:
•$97 million increase in perpetual strategies, as a result of increased market capitalization on our listed affiliates driven by higher prices, capital market transactions within the listed affiliates, and increased fees as a result of capital deployed in our perpetual private fund strategies;
•$45 million, or $28 million at our share, increase in fee revenues from our credit strategies, due to higher market valuations and further capital deployed; and
•$5 million increase in public securities due to higher market valuations; partially offset by
•$12 million decrease in long-term private fund fees, primarily due to two of our flagship funds ending their investment period in the prior year quarter. This capital will become fee-earning again once it is deployed.
Incentive distributions across our listed affiliates increased by $8 million to $84 million, an 11% increase from 2020. The growth represents our share of increases in per unit distributions by BIP and BEP.
Direct costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Excluding Oaktree, direct costs increased $37 million or 22% from the prior year quarter as we continue to grow our asset management franchise, including enhancing our fundraising and client service capabilities as well as new product development.
The margin on our fee-related earnings, including our 62% share of Oaktree’s fee-related earnings, was 57% in the current quarter (2020 – 56%). Our fee-related earnings margin, including 100% of Oaktree’s fee-related earnings, was 55% in the current quarter (2020 – 53%). The Brookfield margin on a standalone basis was 62% for the quarter, consistent with the prior period margin of 62%.
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative returns are in excess of preferred returns and are no longer subject to future investment performance (e.g., subject to “clawback”). During the quarter, we realized $205 million of carried interest, net of direct costs (2020 – $31 million). Realizations during the quarter were primarily driven by monetization activities in our infrastructure, credit strategies, real estate and private equity businesses.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see Section iii) that has accumulated based on fund performance up to the date of the consolidated financial statements.
34 BROOKFIELD ASSET MANAGEMENT

iii.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest1 and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they are still subject to clawback. These amounts are shown in the following table:

	2021			2020
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Carried Interest	Direct Costs	Net	Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$5,410	$(1,969)	$3,441	$3,584	$(1,288)	$2,296
In-period change
Unrealized in period	1,087	(417)	670	(172)	13	(159)
Foreign currency revaluation	46	(15)	31	(2)	—	(2)
	1,133	(432)	701	(174)	13	(161)
Less: realized	(335)	109	(226)	(76)	31	(45)
	798	(323)	475	(250)	44	(206)
Accumulated unrealized, end of period	6,208	(2,292)	3,916	3,334	(1,244)	2,090
Oaktree carried interest not attributable to BAM shareholders	(879)	469	(410)	(402)	212	(190)
Accumulated unrealized, end of period, net	$5,329	$(1,823)	$3,506	$2,932	$(1,032)	$1,900
Unrealized carried interest generated in the current quarter before foreign exchange and associated costs was $1.1 billion and primarily related to increased valuations across our strategies.
Accumulated unrealized carried interest totaled $5.3 billion at June 30, 2021. We estimate approximately $1.8 billion of associated costs related to the future realization of the accumulated amounts to date, predominantly related to employee long-term incentive plans and taxes will be incurred. We expect to recognize $2.1 billion of this carry, before costs, within the next three years; however, realization of this carried interest is dependent on future investment performance and the timing of monetizations.
Q2 2021 INTERIM REPORT 35

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Real Estate segment as at June 30, 2021 and December 31, 2020 and for the three months ended June 30. Subsequent to quarter end, we completed the privatization of BPY and now hold a 100% interest in the business. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2021 AND DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Revenues		FFO			Common Equity
	Ref.	2021	2020	2021		2020	2021	2020
Brookfield Property
Equity units[1]	i	$1,621	$1,437	$94		$87	$15,813	$15,522
Preferred shares		—	—	—		—	16	16
		1,621	1,437	94		87	15,829	15,538
Other real estate investments	ii	613	419	60	55000000	12	4,279	3,793
Realized disposition gains	iii	—	—	35		(10)	—	—
		$2,234	$1,856	$189		$89	$20,108	$19,331
1.Brookfield’s equity units in BPY consist of 451.4 million redemption-exchange units, 122.9 million Class A limited partnership units, 4.8 million special limited partnership units, 0.1 million general partnership units, and 0.1 million BPYU Class A shares, together representing an effective economic interest of 62% of BPY. See “Economic ownership interest” in the Glossary of Terms beginning on page 55.
Revenues and FFO excluding realized disposition gains from our real estate operations increased by $378 million and $55 million, respectively, due to increased earnings in our hospitality portfolio, as certain properties have started to recover following the shutdowns experienced in 2020 and the favorable impact of foreign currency translation. These increases were partially offset by higher management fee expenses and dispositions.
i.    Brookfield Property
The following table disaggregates BPY’s FFO by business line to facilitate analysis of the quarter-over-quarter variances:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2021	2020
Core office	$147	$126
Core retail	120	140
LP investments	38	(8)
Corporate	(129)	(80)
Attributable to unitholders	176	178
Non-controlling interests	(67)	(77)
Segment reallocation and other[1]	(15)	(14)
Brookfield’s interest	$94	$87
1.Reflects preferred dividend distributions as well as fee-related earnings, net carried interest and associated asset management expenses not included in FFO reclassified to the Asset Management segment.
BPY’s FFO for the second quarter of 2021 was $176 million, of which our share was $94 million compared to $87 million in the prior year quarter. Key variances for our businesses are described below.
36 BROOKFIELD ASSET MANAGEMENT

Core Office
FFO of $147 million was $21 million higher compared to the prior year quarter primarily due to:
•incremental income from condominium sales in our U.K. portfolio; and
•the positive impact of foreign currency translation; partially offset by
•dispositions during the last twelve months as well as the cessation of capitalized interest on recently completed development projects.
Core Retail
FFO of $120 million was $20 million lower than the prior year quarter due to:
•a reduction in minimum rental income, partially offset by
•an improvement in tenant sales which lead to higher variable rents; and
•cost savings measures across the portfolio.
LP Investments
BPY’s share of the FFO from its LP investments increased by $46 million from the prior year quarter as certain assets were able to open or operate at increased capacity as mandated closures and occupancy restrictions lifted, as well as the favorable impact of foreign exchange.
Corporate
BPY’s corporate expenses of $129 million, which include interest expense, management fees and other costs, increased by $49 million from the prior year quarter, primarily due to higher management fees resulting from an increase in market capitalization and higher interest expense.
ii.    Other Real Estate Investments
FFO was $60 million in the current quarter, $48 million higher than the prior year quarter, primarily due to improved operating performance and distributions received from an investment within the current quarter, partially offset by the absence of contribution from the sale of certain assets within our Fairfield portfolio.
iii.    Realized Disposition Gains
Realized disposition gains of $35 million in the current year quarter and disposition losses of $10 million in the prior year quarter primarily relate to sales of investment properties in our LP investments portfolio.
Common Equity
Common equity in our Real Estate segment increased to $20.1 billion as at June 30, 2021 compared to $19.3 billion as at December 31, 2020. The benefits from higher comprehensive income, additional shares purchased in BPY at a discount to book value, and incremental investments into our BSREP III fund were partially offset by distributions.
Q2 2021 INTERIM REPORT 37

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Renewable Power segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2021 AND DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2021	2020	2021	2020	2021	2020
Brookfield Renewable[1]	i	$1,303	$1,056	$86	$118	$3,911	$4,573
Energy contracts	ii	(24)	(21)	(31)	(35)	669	581
Realized disposition gains	iii	—	—	33	483	—	—
		$1,279	$1,035	$88	$566	$4,580	$5,154
1.Brookfield’s interest in BEP consists of 194.5 million redemption-exchange units, 68.7 million Class A limited partnership units, 4.0 million general partnership units, as well as 44.8 million Class A shares in Brookfield Renewable Corporation (“BEPC”), together representing an economic interest of 48% of BEP.
Compared to the prior year quarter, revenues increased by $244 million and FFO excluding realized disposition gains decreased by $28 million. The increase in revenues was due to the contributions from organic growth initiatives and acquisitions, as well as inflation escalation in long-dated sales agreements and favorable market prices. This was offset by higher management fee expenses and a lower ownership in BEP.
i.Brookfield Renewable
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the quarter-over-quarter variances:

	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		FFO
FOR THE THREE MONTHS ENDED JUN. 30 (GIGAWATT HOURS AND MILLIONS)	2021	2020	2021	2020	2021	2020
Hydroelectric[2]	4,534	4,932	5,465	5,448	$154	$185
Wind[2]	1,559	1,157	2,003	1,399	125	51
Solar[2]	538	285	620	366	53	29
Energy transition[2]	382	178	268	96	44	27
Corporate	—	—	—	—	(108)	(60)
Attributable to unitholders	7,013	6,552	8,356	7,309	268	232
Non-controlling interests and other[3]					(149)	(103)
Segment reallocation[4]					(33)	(11)
Brookfield’s interest					$86	$118
1.Proportionate to BEP; see “Proportionate basis generation” in Glossary of Terms beginning on page 55.
2.BEP reclassified its segments during the last twelve months. Comparative figures have been restated to conform with the new segment presentation.
3.Includes incentive distributions paid to Brookfield of $20 million (2020 – $15 million) as the general partner of BEP.
4.Segment reallocation refers to disposition gains, net of NCI, included in BEP’s operating FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BEP.
BEP’s FFO for the second quarter of 2021 was $268 million, of which our share was $86 million, compared to $118 million in the prior year quarter. Generation for the quarter totaled 7,013 GWh, 16% below the long-term average (“LTA”)1. However, this represents a 7% increase in actual generation compared to the prior year quarter, mainly attributable to recent acquisitions.

1.See definition in Glossary of Terms beginning on page 55.
38 BROOKFIELD ASSET MANAGEMENT

Hydroelectric
The primary contributors to the $31 million decrease in FFO were:
•lower generation in North America; partially offset by
•higher realized market prices in North America and the benefits from inflation indexation.
Wind
Wind operations’ FFO in the current quarter included a $48 million gain on the sale of our development assets in Ireland. Excluding this gain, FFO increased by $26 million due to:
•additional contributions from the privatization of TerraForm Power, Inc. (“TERP”)1; and
•the acquisition of an operating and fully contracted wind portfolio in the U.S.; partially offset by
•lower resources across our markets in which we operate, as well as higher interest expense as a result of recent up financing initiatives in Brazil.
Solar
FFO from our solar operations in the prior year quarter included a $6 million gain related to the sale of certain of our solar assets. Excluding this gain, FFO was $18 million higher than the prior year quarter mainly as a result of our increased ownership in TERP and recently acquired solar assets.
Energy Transition
FFO from our energy transition business increased by $17 million from the prior year quarter due to the growth of our distributed generation portfolio through our increased ownership in TERP, as well as other recent acquisitions.
Corporate
The corporate FFO loss increased by $48 million as a result of an increase in management fees due to higher market capitalization.
ii.Energy Contracts
During the quarter, we purchased 727 GWh (2020 – 831 GWh) from BEP at $77 per MWh (2020 – $79 per MWh) and sold the purchased generation at an average selling price of $36 per MWh (2020 – $37 per MWh). As a result, we incurred an FFO deficit of $31 million compared to a deficit of $35 million in the prior year quarter.
iii.Realized Disposition Gains
Disposition gains of $33 million for the quarter primarily relate to the aforementioned sale of our wind portfolio in Ireland.
The prior period disposition gains of $483 million primarily related to the sale of approximately 10 million LP units of BEP.
Common Equity
Common equity in our Renewable Power segment decreased to $4.6 billion as at June 30, 2021 from $5.2 billion as at December 31, 2020. The contributions from FFO and the foreign exchange impact on invested capital denominated in foreign currencies were more than offset by the secondary offering of BEPC shares in the prior quarter. Our renewable PP&E is revalued annually, and as such, common equity in this segment is typically not affected by revaluation items during the first three quarters of the year. Refer to Part 5 for discussions.

1.See definition in Glossary of Terms beginning on page 55.
Q2 2021 INTERIM REPORT 39

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Infrastructure segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2021 AND DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2021	2020	2021	2020	2021	2020
Brookfield Infrastructure[1]	i	$2,713	$2,004	$89	$81	$1,939	$1,920
Sustainable resources and other	ii	143	93	7	3	384	632
Realized disposition gains	iii	—	—	221	—	—	—
		$2,856	$2,097	$317	$84	$2,323	$2,552
1.Brookfield’s interest consists of 122.0 million redemption-exchange units, 0.2 million limited partnership units, 1.6 million general partnership units of BIP LP, as well as 8.7 million Class A shares in Brookfield Infrastructure Corporation (“BIPC”), together representing an economic interest of approximately 28% of BIP.
Revenues and FFO excluding realized disposition gains generated by our Infrastructure segment increased by $759 million and $12 million, respectively, compared to the prior year quarter. This was due to organic growth initiatives across our operations, recovery in volumes from the impact of government-imposed shutdowns in the prior year quarter, as well as the contribution from acquisitions completed in the last twelve months. These increases were partially offset by higher management fee expenses.
i.Brookfield Infrastructure
The following table disaggregates BIP’s FFO by business line to facilitate analysis of the quarter-over-quarter variances:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2021	2020
Utilities[1]	$190	$157
Transport[1]	173	127
Midstream[1]	60	60
Data	60	43
Corporate	(89)	(54)
Attributable to unitholders	394	333
Non-controlling interests and other[2]	(296)	(249)
Segment reallocation[3]	(9)	(3)
Brookfield’s interest	$89	$81
1.BIP reclassified its segments during the last twelve months. Comparative figures have been restated to conform with the new segment presentation.
2.Includes incentive distributions paid to Brookfield of $50 million (2020 – $46 million) as the general partner of BIP.
3.Segment reallocation refers to certain items, net of NCI, included in BIP’s FFO that we reclassify. This allows us to present FFO attributable to unitholders on the same basis as BIP.
BIP’s FFO for the second quarter of 2021 was $394 million, of which our share was $89 million compared to $81 million in the prior year quarter. Key variances for our businesses are described below.
Utilities
FFO in our utilities operations of $190 million was $33 million higher than the prior year quarter. The increase was primarily due to:
•higher connections at our U.K. regulated distribution business; and
•benefits of inflation-indexation and capital commissioned; partially offset by
•the sale of our portfolio of smart meters within the U.K. in the current quarter.
40 BROOKFIELD ASSET MANAGEMENT

Transport
FFO in our transport operations of $173 million was $46 million higher than the prior year quarter. The increase is primarily due to:
•volume growth across our operations driven by the reopening of economies; and
•contributions from our recent acquisition of our U.S. LNG export terminal; partially offset by
•the absence of contributions associated with the partial sale of our Australian export terminal in the prior year.
Midstream
FFO from our midstream operations of $60 million was relatively consistent compared to the prior year quarter.
Data
FFO from our data operations of $60 million was $17 million higher than the prior year quarter primarily due to contributions from our Indian telecom tower business acquired in the prior year.
Corporate
The Corporate FFO deficit of $89 million increased by $35 million from the prior year quarter largely as a result of higher base management fee expense from an increase in market capitalization.
ii.Sustainable Resources and Other
FFO at our agriculture operations remained relatively consistent compared to the prior year quarter.
iii.Realized Disposition Gains
In the current quarter, disposition gains of $221 million primarily relate to the sale of our district energy operation in Canada and our portfolio of smart meters in the U.K., whereas in the prior year quarter we had no disposition gains.
Common Equity
Common equity in our Infrastructure segment was $2.3 billion as at June 30, 2021 (December 31, 2020 – $2.6 billion). The contributions from earnings and the appreciation of foreign currencies against the U.S. dollar were more than offset by the distributions to unitholders.
This equity is primarily our investment in PP&E and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered intangible assets under IFRS, and therefore, recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power segments, where a larger portion of the balance sheet is subject to revaluations.

1.See definition in Glossary of Terms beginning on page 55.
Q2 2021 INTERIM REPORT 41

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Private Equity segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2021 AND DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2021	2020	2021	2020	2021	2020
Brookfield Business Partners[1]	i	$11,261	$7,382	$79	$109	$2,735	$2,175
Other investments	ii	1	9	15	28	968	1,790
Realized disposition gains	iii	—	—	243	—	—	—
		$11,262	$7,391	$337	$137	$3,703	$3,965
1.Brookfield’s interest in BBU consists of 69.7 million redemption-exchange units, 24.8 million limited partnership units and eight general partnership units together representing an economic interest of 64% of BBU.
Revenues generated from our private equity operations increased by $3.9 billion, primarily due to higher volumes at our road fuels operations, increased demand and favorable pricing at our advanced energy storage operations, as well as contributions from the acquisition of our technology services business in the prior quarter. These were partially offset by lower revenues at our nuclear technology services and offshore oil services, as well as the deconsolidation of GrafTech in the prior quarter.
FFO, prior to disposition gains, decreased by $43 million to $94 million, primarily due to the aforementioned deconsolidation of GrafTech, as well as the absence of contributions from Norbord subsequent to the West Fraser – Norbord strategic business combination. These were partially offset by same-store growth from our advanced energy storage operation and additional contributions from our residential mortgage insurer, following its privatization. Disposition gains were $243 million higher in the current quarter and relate to the partial sell-down of our West Fraser and GrafTech investments.
i.Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the quarter-over-quarter variances in FFO:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2021	2020
Business services	$93	$39
Infrastructure services	72	87
Industrials	216	62
Corporate	(25)	(15)
Attributable to unitholders	356	173
Performance fees	(79)	—
Non-controlling interests	(104)	(64)
Segment reallocation and other[1]	(94)	—
Brookfield’s interest	$79	$109
1.Segment reallocation and other refers to disposition gains, net of NCI, included in BBU’s FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BBU.
BBU generated $356 million of FFO compared to $173 million in the prior period of which our share of BBU’s FFO was $79 million, excluding disposition gains, compared to $109 million in the prior year quarter.

42 BROOKFIELD ASSET MANAGEMENT

Business Services
Business services’ FFO increased by $54 million to $93 million primarily due to:
•higher contributions from our residential mortgage insurer as a result of our increased ownership as well as strong premiums and low mortgage default rates, supported by the strength of the Canadian housing activity and increased market share; and
•higher contributions from our construction operations as a result of normalized productivity levels and project execution as the prior year quarter was impacted by the economic shutdown; partially offset by
•higher tax expense resulting from higher taxable earnings in the current quarter.
Infrastructure Services
Within our infrastructure services operations, we generated $72 million of FFO, compared to $87 million in the prior year quarter. The decrease was primarily due to:
•lower contributions at our offshore oil services; partially offset by
•increased activity from our work access services as the prior year quarter was impacted by the economic shutdown.
Industrials
FFO from our industrials portfolio included a $148 million gain related to the sale of GrafTech. Excluding this gain, FFO increased by $6 million to $68 million primarily due to:
•increased contributions from our advanced energy storage operations due to higher sales volume and favorable mix as a result of an increase in higher margin advanced battery volumes; partially offset by
•lower contributions from GrafTech as a result of decreased ownership.
Corporate
The Corporate FFO deficit increased by $10 million due to increases in operating expenses and base management fees as a result of the higher BBU LP unit price.
ii.Other Investments
FFO from other investments decreased by $13 million to $15 million as a result of the absence of contributions from Norbord after our investment was converted into West Fraser shares subsequent to West Fraser's acquisition of Norbord, as our shares in West Fraser are accounted for as a financial asset since the first quarter of 2021.
iii.Realized Disposition Gains
In the current quarter, realized disposition gains of $243 million relate to the partial sale of our West Fraser and GrafTech investments, whereas in the prior year quarter we had no disposition gains.
Common Equity
Common equity in our Private Equity segment was $3.7 billion as at June 30, 2021 (December 31, 2020 – $4.0 billion). The decrease is primarily attributable to the partial sell-down of some of our investments, distributions to unitholders and depreciation expense. These decreases were partially offset by contributions from FFO. The assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis, with the exception of investments in financial assets, which are carried at fair value based predominantly on quoted prices.

Q2 2021 INTERIM REPORT 43

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to the two principal operating regions of our wholly owned residential development businesses:

AS AT JUN. 30, 2021 AND DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Revenues		FFO		Common Equity
	2021	2020	2021	2020	2021	2020
North America	$526	$379	$31	$(7)	$1,812	$2,119
Brazil and other	83	68	11	(4)	640	611
	$609	$447	$42	$(11)	$2,452	$2,730
North America
FFO from our North American operations was $31 million, an increase from prior year quarter deficit of $7 million. The difference is driven by higher housing and land margins due to additional lot closings from the sales activity in 2020, as well as additional joint venture income. The increase was partially offset by the higher operating and interest expenses incurred in the current quarter.
As at June 30, 2021, we had 79 active housing communities (June 30, 2020 – 89) and 17 active land communities (June 30, 2020 – 26).
Brazil and Other
FFO at our Brazilian and other operations improved compared to the prior year quarter, as we delivered four projects in the current quarter compared to two in the prior year quarter.
Our Brazilian operations began 2021 with 24 projects under construction and as of June 30, 2021, we have 23 projects under construction, all of which relates to projects launched since late 2016 with relatively higher margins than our legacy projects.
Common Equity
Common equity was $2.5 billion as at June 30, 2021 (December 31, 2020 – $2.7 billion) and consists largely of residential development inventory which is carried at historical cost, or the lower of cost and market, notwithstanding the length of time that we may have held these assets and created value through the development process. The decrease in common equity is primarily attributable to the dividend distribution from our North America operation as a result of the strong liquidity position.
44 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

AS AT JUN. 30, 2021 AND DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Revenues		FFO		Common Equity
	2021	2020	2021	2020	2021	2020
Corporate cash and financial assets, net	$25	$81	$20	$79	$6,199	$4,456
Corporate borrowings	—	—	(106)	(95)	(9,145)	(9,077)
Preferred equity[1,2]	—	—	—	—	(4,375)	(4,375)
Other corporate investments	63	7	13	(4)	2,133	1,268
Corporate costs and taxes/net working capital	—	—	(38)	(39)	483	742
Realized disposition gains	—	—	50	—	—	—
	$88	$88	$(61)	$(59)	$(4,705)	$(6,986)
1.FFO excludes preferred share distributions of $41 million (2020 – $36 million).
2.Includes $230 million of perpetual subordinated notes issued in November 2020 by a wholly owned subsidiary of Brookfield, included within non-controlling interest.
Our portfolio of corporate cash and financial assets is generally recorded at fair value with changes recognized through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. As at June 30, 2021, our portfolio of corporate cash and financial assets includes $5.5 billion of cash and cash equivalents (December 31, 2020 – $3.2 billion). The increase is a result of proceeds received from the partial sale of West Fraser in the first and second quarter, the secondary offering of BEPC shares as well as operating cash flow and other asset sales during the quarter. This was partially offset by dividends paid to shareholders, funding of capital calls in our BSREP III and other funds, and the repurchase of 6.7 million Class A shares.
Our corporate cash and financial assets generated FFO of $20 million, which was $59 million lower than the prior year quarter, primarily due to lower return our financial asset portfolio in the current quarter.
Corporate borrowings are generally issued with fixed interest rates. Some of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $106 million FFO expense reported through corporate borrowings reflects the interest expense on those borrowings. The increase from the prior year quarter was primarily the result of corporate debt issuances over the last twelve months, and the impact of foreign exchange on our Canadian dollar corporate debt.
Preferred equity does not revalue under IFRS and the total outstanding shares remain unchanged from year-end.
We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
Other corporate investments include our legacy insurance and pension businesses, as well as the non-asset management related investment in Oaktree which was acquired in the third quarter of 2019. The increase in FFO is primarily from strong returns on Oaktree’s balance sheet investments and higher margins in pension assets acquired.
Corporate costs and taxes/net working capital were collectively in an asset position of $483 million as at June 30, 2021, a decrease from the prior year asset balance of $742 million. Included within this balance are net deferred income tax assets of $1.6 billion (December 31, 2020 – $1.7 billion). The FFO deficit of $38 million includes corporate costs and cash taxes, which remained flat overall compared to the prior year quarter as the increase in corporate costs were offset by lower cash taxes resulting from a $6 million tax refund during the quarter.
Disposition gains of $50 million were primarily the result of a partial sale of an investment previously recognized through the consolidated statement of comprehensive income, partially offset by interest rate derivatives that expired during the quarter.
Q2 2021 INTERIM REPORT 45

PART 4 – CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Corporate Capitalization1 – reflects the amount of debt held in the Corporate segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds and, from time to time, draws on revolving credit facilities. At June 30, 2021, our corporate capitalization was $52.7 billion (December 31, 2020 – $50.5 billion) with a debt to capitalization of 17% (December 31, 2020 – 18%).
Consolidated Capitalization1 – reflects the full capitalization of wholly owned, partially owned, and managed entities that we consolidate in our financial statements. At June 30, 2021, consolidated capitalization increased compared to the prior year largely due to acquisitions, which resulted in additional associated borrowings, working capital balances and non-controlling interests. Much of the borrowings issued within our managed entities are included in our consolidated balance sheet not withstanding that virtually none of this debt has any recourse to the Corporation.
The following table presents our capitalization on a corporate and consolidated basis:

AS AT JUN. 30, 2021 AND DEC. 31, 2020 (MILLIONS)		Corporate		Consolidated
	Ref.	2021	2020	2021	2020
Corporate borrowings	i	$9,145	$9,077	$9,145	$9,077
Non-recourse borrowings
Subsidiary borrowings	i	—	—	8,911	10,768
Property-specific borrowings	i	—	—	134,215	128,556
		9,145	9,077	152,271	148,401
Accounts payable and other		5,210	4,963	50,330	50,682
Deferred income tax liabilities		602	432	15,914	15,913
Subsidiary equity obligations		—	—	3,478	3,699
Liabilities associated with assets classified as held for sale		—	—	1,287	2,359
Equity
Non-controlling interests		230	230	88,423	86,804
Preferred equity	ii	4,145	4,145	4,145	4,145
Common equity	iii	33,369	31,693	33,369	31,693
		37,744	36,068	125,937	122,642
Total capitalization		$52,701	$50,540	$349,217	$343,696

Debt to capitalization	17%	18%	44%	43%
i.    Borrowings
Corporate Borrowings

AS AT JUN. 30, 2021 AND DEC. 31, 2020 ($ MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2021	2020	2021	2020	2021	2020
Term debt	4.4%	4.4%	14	14	$9,216	$9,147
Revolving facilities	n/a	n/a	5	4	—	—
Deferred financing costs	n/a	n/a	n/a	n/a	(71)	(70)
Total					$9,145	$9,077
As at June 30, 2021, corporate borrowings included term debt of $9.2 billion (December 31, 2020 – $9.1 billion) which had an average term to maturity of 14 years (December 31, 2020 – 14 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from March 2024 until 2080. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.

1.See definition in Glossary of Terms beginning on page 55.
46 BROOKFIELD ASSET MANAGEMENT

The increase in term debt compared to the prior year is due to $103 million of foreign currency appreciation partially offset by an additional $35 million of cash used to redeem the 2023 C$600 million bonds in addition to the proceeds generated from the $500 million issuance completed in the current quarter. Subsequent to quarter-end, we issued $600 million of green bond financing at 2.34% and completed a $250 million re-opening of our 2051 notes at 3.26%, further strengthening our liquidity position.
We had no commercial paper or bank borrowings outstanding at June 30, 2021 (December 31, 2020 – $nil). Our commercial paper program is supplemented by our $2.6 billion revolving term credit facilities with maturities ranging from 2024 to 2026. As at June 30, 2021, $63 million of the facilities were utilized for letters of credit (December 31, 2020 – $64 million).
Subsidiary Borrowings
We endeavor to capitalize our principal subsidiaries to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation.

AS AT JUN. 30, 2021 AND DEC. 31, 2020 ($ MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2021	2020	2021	2020	2021	2020
Real estate	3.9%	3.1%	3	3	$2,120	$3,378
Renewable power	3.9%	3.9%	13	13	2,188	2,132
Infrastructure	3.1%	2.7%	11	6	2,777	3,158
Private equity	—%	2.4%	—	3	—	310
Residential development	5.2%	5.5%	7	6	1,826	1,790
Total	3.9%	3.5%	9	7	$8,911	$10,768
Subsidiary borrowings include listed affiliates’ recourse term debt and credit facility draws. It generally has no recourse to the Corporation.
Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the listed affiliates.

AS AT JUN. 30, 2021 AND DEC. 31, 2020 ($ MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2021	2020	2021	2020	2021	2020
Real estate	3.6%	3.8%	3	4	$72,663	$67,073
Renewable power	4.2%	4.3%	9	10	17,709	16,353
Infrastructure	4.5%	4.3%	8	8	21,001	21,309
Private equity and other	5.0%	5.2%	5	5	22,243	23,333
Residential development	3.3%	5.1%	3	3	599	488
Total	4.1%	4.2%	5	6	$134,215	$128,556
Property-specific borrowings have increased by $5.7 billion since December 31, 2020. The increase in borrowings is largely attributable to acquisitions and refinancings in real estate.
Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to swap our floating rate exposure to fixed rates.
As at June 30, 2021, 67% of our share of debt outstanding, reflecting swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
Q2 2021 INTERIM REPORT 47

The following table presents the fixed and floating rates of interest expense:

AS AT JUN. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	Fixed Rate				Floating Rate
	2021		2020		2021		2020
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.4%	$9,145	4.4%	$9,077	—%	$—	—%	$—
Subsidiary borrowings	4.0%	8,589	4.3%	7,683	1.9%	322	1.9%	3,085
Property-specific borrowings	5.0%	50,106	5.2%	54,699	3.4%	84,109	3.4%	73,857
Total	4.8%	$67,840	5.0%	$71,459	3.4%	$84,431	3.4%	$76,942
Non-controlling interests
In November 2020, $230 million of perpetual subordinated notes were issued by a wholly owned subsidiary of Brookfield, included within non-controlling interest. The notes have a coupon of 4.50% and the net proceeds from the sale of the notes will be used to finance and/or refinance recently completed and future eligible climate and environmental projects.
ii.    Preferred Equity
Preferred equity represents permanent non-participating preferred shares that provide leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

AS AT JUN. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	Term	Average Rate
		2021	2020	2021	2020
Fixed rate-reset	Perpetual	4.1%	4.1%	$2,875	$2,875
Fixed rate	Perpetual	4.7%	4.8%	739	739
Floating rate	Perpetual	1.8%	1.8%	531	531
Total		3.9%	3.9%	$4,145	$4,145
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at June 30, 2021 was 284 basis points.
iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A and Class B shares during the periods are as follows:

AS AT AND FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2021	2020[1]	2021	2020[1]
Outstanding at beginning of period	1,510.0	1,513.1	1,510.7	1,509.3
Issued (repurchased)
Repurchases	(4.2)	(2.6)	(6.7)	(5.5)
Long-term share ownership plans[2]	0.8	1.0	2.6	7.6
Dividend reinvestment plan and others	0.1	—	0.1	0.1
Outstanding at end of period	1,506.7	1,511.5	1,506.7	1,511.5
Unexercised options and other share-based plans[2] and exchangeable shares of affiliate	80.7	60.4	80.7	60.4
Total diluted shares at end of period	1,587.4	1,571.9	1,587.4	1,571.9
1. 2020 adjusted to reflect the three-for-two-stock split effective April 1, 2020.
2.Includes management share option plan and restricted stock plan.
The company holds 69.9 million Class A shares (June 30, 2020 – 61.0 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 21.3 million (June 30, 2020 – 8.8 million) shares issuable in respect of these plans based on the market value of the Class A shares at June 30, 2021 and June 30, 2020, resulting in a net reduction of 48.6 million (June 30, 2020 – 52.2 million) diluted shares outstanding.
48 BROOKFIELD ASSET MANAGEMENT

During the second quarter of 2021, 1.1 million options were exercised, of which 0.5 million were issued on a net-settled basis, resulting in the cancellation of 0.6 million vested options.
The cash value of unexercised options was $1.3 billion as at June 30, 2021 (2020 – $1.2 billion) based on the proceeds that would be paid on exercise of the options.
Subsequent to quarter end, 60.9 million Class A shares were issued in connection with the privatization of Brookfield Property Partners.
As of August 13, 2021, the Corporation had outstanding 1,568,142,590 Class A shares and 85,120 Class B shares. Refer to Note 12 of the consolidated financial statements for additional information on equity.
LIQUIDITY
Corporate Liquidity
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity, consist of:
•cash and financial assets, net of other associated liabilities; and
•undrawn committed credit facilities.
We further assess overall liquidity inclusive of our principal subsidiaries BPY, BEP, BIP, BBU and Oaktree because of their role in funding acquisitions both directly and through our managed funds. Overall core liquidity at quarter-end was $18 billion, or inclusive of investor commitments to our private funds, was $78 billion.
Capital Requirements
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirement is our debt maturities. C$600 million notes due in March 2023 were redeemed in the current quarter using proceeds from the 2.524% $500 million issued in April 2021. There are no corporate debt maturities until March 2024 when $400 million (C$500 million) is due. Subsequent to quarter-end, we completed a 2.34% $600 million green note offering and priced a $250 million re-opening of our 2051 3.50% subordinated notes at a yield of 3.26%. Periodically, we will also fund acquisitions and seed new investment strategies.
At the listed affiliate level, the largest normal course capital requirements are debt maturities and the pro-rata share of private fund capital calls. New acquisitions are primarily funded through the private funds or listed affiliates that we manage. We endeavor to structure these entities so that they are predominantly self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.
In the case of private funds, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our listed affiliates. In the case of our real estate, infrastructure and private equity funds, these commitments are expected to be funded by BPY, BEP, BIP and BBU. On January 31, 2019, the Corporation committed $2.75 billion to our third flagship real estate fund alongside BPY’s $1 billion commitment. As of June 30, 2021, the Corporation has funded $1.5 billion of our $2.75 billion commitment. On May 26, 2021, the Corporation committed $2.5 billion to our fourth flagship real estate fund. On August 3, 2020, the Corporation committed $750 million to our latest opportunistic credit fund. As of June 30, 2021, the Corporation has funded $75 million of our $750 million commitment. In the case of listed affiliates, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels. We refer to this as sustaining capital expenditures. The sustaining capital expenditure program are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.
Q2 2021 INTERIM REPORT 49

Core and Total Liquidity
The following table presents core liquidity of the Corporation and operating segments:

AS AT JUN. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	Corporate[1]	Real Estate[1]	Renewable Power	Infrastructure	Private Equity[1]	Oaktree	Total 2021	Total 2020
Cash and financial assets, net	$6,199	$57	$465	$836	$424	$663	$8,644	$6,823
Undrawn committed credit facilities	2,527	480	1,557	2,214	1,648	650	9,076	9,194
Core liquidity[2]	8,726	537	2,022	3,050	2,072	1,313	17,720	16,017
Uncalled private fund commitments	—	11,856	4,596	10,851	6,988	25,845	60,136	60,594
Total liquidity[2]	$8,726	$12,393	$6,618	$13,901	$9,060	$27,158	$77,856	$76,611
1.$1 billion two-year credit facility which was secured in April 2020 to support growth initiatives was cancelled in March 2021.
2.See definition in Glossary of Terms beginning on page 55.
As at June 30, 2021, the Corporation’s core liquidity was $8.7 billion, consisting of $6.2 billion in cash and financial assets and $2.5 billion in undrawn credit facilities. The Corporation’s liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support our asset management business which includes supporting the activities of our listed affiliates and private funds, funding strategic transactions as well as seeding new investment products.
The Corporation also has the ability to raise additional liquidity through the issuance of securities and sale of holdings of listed investments in our principal subsidiaries and other holdings including from those listed on page 51. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements through other means.
During the second quarter of 2021, we generated $1.2 billion of distributable earnings1, inclusive of:
• $483 million fee-related earnings;
•$477 million of distributions from our listed affiliates, other principal investments, and corporate cash and financial assets; and
•realizations, including $205 million of realized carried interest and $225 million disposition gains from principal investments; partially offset by
•other invested capital earnings, including corporate costs, interest expense, and preferred share dividends, net of equity-based compensation costs, resulting in expenses of $158 million.
The Corporation paid $538 million in non-cash dividends in kind as part of the Brookfield Asset Management Reinsurance Partners Ltd. (“BAMR”)1 spin-out as well as $196 million in cash dividends on its common equity during the quarter ended June 30, 2021 (2020 – $181 million).

1.See definition in Glossary of Terms beginning on page 55.
50 BROOKFIELD ASSET MANAGEMENT

The following table presents distributable earnings generated by the Corporation:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2021	2020	2021	2020
Fee revenues	$890	$667	$1,691	$1,341
Direct costs	(369)	(315)	(723)	(646)
	521	352	968	695
Amounts attributable to non-Brookfield shareholders	(38)	(28)	(72)	(50)
Fee-related earnings[1]	483	324	896	645

Listed affiliates	361	348	726	697
Corporate cash and financial assets	20	79	93	134
Other principal investments	96	(28)	147	(62)
Distributions from investments	477	399	966	769

Corporate borrowings	(106)	(95)	(214)	(184)
Corporate costs and taxes	(38)	(39)	(82)	(76)
	(144)	(134)	(296)	(260)
Preferred share dividends	(41)	(36)	(80)	(71)
Add back: equity-based compensation costs	27	21	56	46
	(158)	(149)	(320)	(285)
Distributable earnings before realizations	802	574	1,542	1,129

Realizations
Realized carried interest, net[2]	205	28	$428	$83
Disposition gains from principal investments	225	479	1,769	479
Distributable earnings	$1,232	$1,081	$3,739	$1,691
1.Includes $63 million for the three months ended June 30, 2021 (2020 – $45 million), and $117 million for the six months ended June 30, 2021 (2020 – $80 million) of fee-related earnings, net from Oaktree.
2.Includes our share of Oaktree’s distributable earnings attributable to realized carried interest.

The following table shows the quoted market value of the company’s listed securities and annual cash distributions based on current distribution policies for each entity:

AS AT JUN. 30, 2021 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Current Distributions (Current Rate)[3]	YTD Distributions (Actual)
Distributions from investments
Listed affiliates
Brookfield Property[4]	62%	579.3	$1.33	$10,977	$770	$384
Brookfield Renewable[5]	48%	312.0	1.22	12,186	381	194
Brookfield Infrastructure[6]	28%	132.5	2.04	7,531	270	136
Brookfield Business Partners	64%	94.5	0.25	4,369	24	12
					1,445	726
Corporate cash and financial assets[7]	various	various	various	6,199	411	93
Other investments[8]	various	various	various	various	64	32
Total					$1,920	$851
1.Based on current distribution policies.
2.Quoted value represents the value of Brookfield owned units as at market close on June 30, 2021.
3.Distributions (current rate) are calculated by multiplying units held as at June 30, 2021 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 55.
4.BPY’s quoted value includes $16 million of preferred shares. Fully diluted ownership is 58%, assuming conversion of convertible preferred shares held by a third party. For the three months ended June 30, 2021, BPY’s distributions include nominal amounts of preferred share dividends received by the Corporation (2020 – nominal amounts).
5.Brookfield owned units represent the combined units held in BEP and BEPC. On February 16, 2021, we completed the sale of 15 million class A shares of BEPC.
6.Brookfield owned units represent the combined units held in BIP and BIPC.
7.Includes cash and cash equivalents and financial assets net of deposits.
8.Other includes cash distributions from our 27% interest in a BAM-sponsored real estate venture in New York and a listed investment in our Private Equity segment.
Q2 2021 INTERIM REPORT 51

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2021	2020	2021	2020
Operating activities	$1,533	$1,616	$3,364	$3,298
Financing activities	(2,306)	1,627	81	5,464
Investing activities	1,270	(3,665)	(2,889)	(5,752)
Change in cash and cash equivalents	$497	$(422)	$556	$3,010
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flows from operating activities totaled $1.5 billion in the second quarter of 2021, a $83 million decrease from the second quarter of 2020. Operating cash flows prior to non-cash working capital and residential inventory were $2.7 billion this quarter, $935 million higher than the prior year quarter due to the benefits of same-store growth from our existing operations and the contributions from assets acquired during the last twelve months, partially offset by the negative impact of foreign currency translation.
Financing Activities
The company had a net cash outflow of $2.3 billion from financing activities during the second quarter of 2021, compared to an inflow of $1.6 billion in the second quarter of 2020. Our subsidiaries issued $13.9 billion (2020 – $5.8 billion) and repaid $10.8 billion (2020 – $5.7 billion) of non-recourse borrowings, for a net issuance of $3.1 billion (2020 – $66 million) during the quarter. We raised $3.8 billion of capital from our institutional private fund partners and other investors to fund their portion of acquisitions, paid $1.6 billion of short-term borrowings backed by private fund commitments and returned $6.8 billion to our investors in the form of either distributions or returns of capital.
Investing Activities
During the second quarter of 2021, we invested $13.3 billion and generated proceeds of $13.1 billion from dispositions for net cash deployed in investing activities of $158 million. This compares to net cash deployed of $3.4 billion during the same period in 2020. We paid cash of $1.0 billion to acquire consolidated subsidiaries, mainly at our Real Estate segment, and a further $801 million to acquire equity accounted investments during the quarter. Refer to our Acquisitions of Consolidated Entities in Note 4 and Equity Accounted Investments in Note 8 to the consolidated financial statements for further details. We continued to acquire and sell financial and other assets, which represent a net outflow of $666 million, mainly relating to investments in debt and equity securities as well as contract assets associated with managing currency risk.
52 BROOKFIELD ASSET MANAGEMENT

PART 5 – ACCOUNTING POLICIES AND INTERNAL CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
Overview
We are a Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS.
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of the consolidated financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics in Note 9 of the unaudited June 30, 2021 Consolidated Financial Statements and below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our significant accounting policies contained in Note 2 of the December 31, 2020 consolidated financial statements.
Consolidated Financial Information
IFRS uses a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 of Management’s Discussion and Analysis in the December 31, 2020 Annual Report for additional information.
i.Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. These valuations are updated at each balance sheet date with gains or losses recognized in net income.
We have adjusted capitalization and discount rates in certain assets to reflect changes to risk-free borrowing rates and the current market environment. During the current period, cash flow adjustments have been made as we have taken into account the anticipated outcome of tenant negotiations, leasing downtime, nil-to-minimal rental growth in the near-term and bad debt reserves as new information of the current market is understood.
The majority of underlying cash flows in the models are comprised of contracted leases, many of which are long term, with our core office portfolio having a combined 89% occupancy level and an average 8.1 year lease life, while our core retail portfolio has an occupancy rate of 92%. The models also include property-level assumptions for renewal probabilities, future leasing rates and capital expenditures. These are reviewed as part of the business planning process and external market data is utilized when determining the cash flows associated with lease renewals.
We test the outcome of our process by having a number of our properties externally appraised each year, including appraisals for core office properties, at least on a three-year rotating basis. We compare the results of the external appraisals to our internally prepared values and reconcile significant differences when they arise. In the current quarter, 56 of our properties were externally appraised, representing a gross property value of $19 billion of assets; external appraisals were within eight basis points of management’s valuations.
Q2 2021 INTERIM REPORT 53

The valuations are most sensitive to changes in cash flows, which include assumptions relating to lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs, discount rates and terminal capitalization rates. The key valuation metrics of our real estate assets as of June 30, 2021 and December 31, 2020 are summarized below.

	Core Office		Core Retail		LP Investments and Other		Weighted Average
AS AT JUN 30, 2021 AND DEC. 31, 2020	2021	2020	2021	2020	2021	2020	2021	2020
Discount rate	6.4%	6.5%	7.0%	7.0%	9.1%	9.2%	7.7%	7.7%
Terminal capitalization rate	5.4%	5.4%	5.3%	5.3%	6.6%	6.0%	5.9%	5.6%
Investment horizon (years)	11	11	10	10	13	14	12	12
The following table presents the impact on the fair value of our consolidated investment properties as at June 30, 2021 from a 25-basis point change to the relevant unobservable inputs. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate.

AS AT JUN. 30, 2021 (MILLIONS)	Fair Value	Sensitivity
Core office
United States	$15,326	$752
Canada	4,907	253
Australia	2,800	161
Europe	2,873	158
Brazil	380	2
Core retail	20,037	1,067
LP investments and other
LP investments office	9,095	399
LP investments retail	2,238	126
Mixed-use	3,042	139
Multifamily	2,018	97
Triple net lease	3,704	141
Student housing	3,225	129
Manufactured housing	3,453	176
Other investment properties[1]	27,912	3,180
Total	$101,010	$6,780
1.Includes investments in office, mixed-use and student housing properties which are held through our direct investment in BSREP III as well as other directly held investment properties.
ii.Revaluation Method for PP&E
PP&E is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of PP&E are set out in Note 10, Property, Plant and Equipment in our December 31, 2020 audited consolidated financial statements. Our PP&E are measured at fair value on a recurring basis with an effective date of revaluation for all asset classes as of December 31, 2020. Refer to Note 10 for further information.
MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
Internal Control Over Financial Reporting
No change in our internal control over financial reporting occurred during the quarter ended June 30, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal controls over financial reporting due to the global pandemic. We are continually monitoring and assessing our internal controls to minimize the impact on their design and operating effectiveness.
54 BROOKFIELD ASSET MANAGEMENT

GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
References
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments.
We refer to investors in the Corporation as shareholders and we refer to investors in our private funds and listed affiliates as investors.
We use asset manager to refer to our Asset Management segment which offers a variety of investment products to our investors:
•We have over 40 active funds across major asset classes: real estate, infrastructure/renewable power and private equity. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as our private funds.
•We refer to BPY, BPYU, BEP, BEPC, BIP, BIPC, and BBU as our listed affiliates.
•We refer to our public securities group as public securities. This group manages fee-bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.
Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

• BAMR – Brookfield Asset Management Reinsurance Partners Ltd.	• BSREP III – Brookfield Strategic Real Estate Partners III
• BBU – Brookfield Business Partners L.P.	• Forest City – Forest City Realty Trust, Inc.
• BEP – Brookfield Renewable Partners L.P.	• GrafTech – GrafTech International Ltd.
• BEPC – Brookfield Renewable Corporation	• Norbord – Norbord Inc.
• BIP – Brookfield Infrastructure Partners L.P.	• Oaktree – Oaktree Capital Management
• BIPC – Brookfield Infrastructure Corporation	• Summit DigiTel – Summit Digitel Infrastructure Pvt. Ltd.
• BPY – Brookfield Property Partners L.P.	• TERP – TerraForm Power, Inc.
• BPYU – Brookfield Property REIT Inc. (formerly GGP Inc. or BPR)	• West Fraser – West Fraser Timber Co.
Performance Measures
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that we manage, on a gross asset value basis, including assets for which we earn management fees and those for which we do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments of which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Brookfield’s methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.
Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee-bearing capital and are accrued quarterly. Base management fees, including private fund base fees and listed affiliate base fees, are IFRS measures.
Private fund base fees are typically earned on fee-bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.
Q2 2021 INTERIM REPORT 55

Listed affiliate base fees are earned on the total capitalization, including debt and market capitalization, of the listed affiliates, which includes our investment. Base fees for BPY and BEP include a quarterly fixed fee amount of $12.5 million and $5 million, respectively. BPY and BEP each pay additional fees of 1.25% on the increase in market capitalization above their initial capitalization of $11.5 billion and $8 billion, respectively. Base fees for BPYU, BIP and BBU are 1.25% of total capitalization.
Carried interest is a contractual arrangement whereby we receive a fixed percentage of investment gains generated within a private fund provided that the investors receive a pre-determined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to clawback until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes. A reconciliation of realized carried interest to realized carried interest, net, is shown below:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2021	2020
Realized carried interest[1]	$335	$76
Less: direct costs associated with realized carried interest	(109)	(31)
	226	45
Less: realized carried interest not attributable to BAM	(21)	(14)
Realized carried interest, net	$205	$31
1.Includes $113 million of realized carried interest related to Oaktree (2020 – $64 million). For segment reporting, Oaktree’s revenue is shown on a 100% basis.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. Carry eligible capital includes both invested and uninvested (i.e. uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Adjusted carry eligible capital excludes uncalled fund commitments and funds that have not yet reached their preferred return, as well as co-investments and separately managed accounts that are subject to lower carried interest than our standard funds.
A reconciliation from carry eligible capital to adjusted carry eligible capital is provided below:

AS AT JUN. 30 (MILLIONS)	2021	2020
Carry eligible capital[1]	$87,669	$81,065
Less:
Uncalled private fund commitments	(26,501)	(29,850)
Co-investments and other	(6,806)	(7,135)
Funds not yet at target preferred return	(10,416)	(21,459)
Adjusted carry eligible capital	$43,946	$22,621
1.Excludes carry eligible capital related to Oaktree.

Consolidated capitalization reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method, such as our investments in Canary Wharf and several of our infrastructure businesses.
Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the Corporation, listed affiliates and directly held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize quickly on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
56 BROOKFIELD ASSET MANAGEMENT

Total liquidity represents the sum of core liquidity and uncalled private fund commitments and is used to pursue new transactions.
Corporate capitalization represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate segment as well as our issued and outstanding common and preferred shares.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by multiplying the number of shares held by the most recently announced distribution policy. The yield on cash and financial assets portfolio is equal to 8% of the weighted-average balance of the last four quarters of our corporate cash and financial assets. Distributions on our unlisted investments are calculated based on the quarterly distributions received in the most recent fiscal year.
Distributable earnings (formerly referred to as “cash available for distribution and/or reinvestment”) is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of our Asset Management segment FFO (i.e., fee-related earnings and realized carried interest, net); distributions from our listed affiliates, other investments that pay regular cash distributions and FFO from our corporate cash and financial assets; other invested capital earnings, which include FFO from our residential operations, energy contracts, sustainable resources and other real estate, private equity, corporate investments that do not pay regular cash distributions, corporate costs and corporate interest expense; excluding equity-based compensation costs and net of preferred share dividend payments. As of January 1, 2021, we now include realizations from our principal investments as these are earnings that are directly received by the Corporation and are available for distribution to common shareholders or to be reinvested into the business. Comparative figures have been revised accordingly.
Economic ownership interest represents the company’s proportionate equity interest in our listed partnerships which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed partnerships (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the listed partnership can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.
Fee-bearing capital represents the capital committed, pledged or invested in the listed affiliates, private funds and public securities that we manage which entitles us to earn fee revenues. Fee-bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts, we utilize the following definitions:
•Inflows include capital commitments and contributions to our private and public securities funds and equity issuances in our listed affiliates.
•Outflows represent distributions and redemptions of capital from within the public securities capital.
•Distributions represent quarterly distributions from listed affiliates as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within our private funds.
•Market valuation includes gains (losses) on portfolio investments, listed affiliates and public securities based on market prices.
•Other includes changes in net non-recourse leverage included in the determination of listed affiliate capitalization and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Fee-related earnings is an IFRS measure that is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities.
Fee revenues is an IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation.

Q2 2021 INTERIM REPORT 57

Funds from operations (“FFO”) is a key measure of our financial performance. We use FFO to assess operating results and the performance of our businesses on a segmented basis. While we use segment FFO as our segment measure of profit and loss (see Note 3 to our consolidated financial statements), the sum of FFO for all our segments, or total FFO, is a non-IFRS measure. The following table reconciles total FFO to net income:

	Three Months Ended				Six Months Ended
	Total		Per Share		Total		Per Share
FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2021	2020	2021	2020	2021	2020	2021	2020
Net income (loss)	$2,429	$(1,493)	$1.54	$(1.01)	$6,205	$(1,650)	$3.95	$(1.14)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	328	1,253	0.21	0.83	616	2,191	0.40	1.45
Fair value changes	(377)	1,153	(0.24)	0.76	(2,471)	1,567	(1.60)	1.04
Depreciation and amortization	1,571	1,376	1.01	0.91	3,081	2,785	1.99	1.84
Deferred income taxes	301	(96)	0.19	(0.06)	490	72	0.32	0.05
Realized disposition gains recorded as fair value changes or equity	488	469	0.32	0.29	2,212	562	1.44	0.34
Non-controlling interest in FFO	(3,140)	(1,501)	(2.02)	(0.99)	(5,712)	(3,482)	(3.69)	(2.30)
Total FFO	$1,600	$1,161	$1.01	$0.73	$4,421	$2,045	$2.81	$1.28
We use FFO to assess our performance as an asset manager and separately as an investor in our assets. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO also includes the impact of changes in borrowings or the cost of borrowings as well as other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.

58 BROOKFIELD ASSET MANAGEMENT

Incentive distributions is an IFRS measure that is determined by contractual arrangements; incentive distributions are paid to us by BPY, BEP and BIP and represent a portion of distributions paid by listed affiliates above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT JUN. 30, 2021	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure (BIP)[3]	$2.04	$0.73	/	$0.79	15% / 25%
Brookfield Renewable (BEP)[4]	1.22	0.80	/	0.90	15% / 25%
1.Current rate based on most recently announced distribution rates.
2.Incentive distributions equate to 18% and 33% of limited partner distribution increases over the first and second hurdles, respectively.
3.Incentive distributions from Brookfield Infrastructure are earned on distributions made by BIP and BIPC.
4.Incentive distributions from Brookfield Renewable are earned on distributions made by BEP and BEPC.
Invested capital consists of investments in our listed affiliates, other listed securities, unlisted investments and corporate working capital. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.
Long-term average (“LTA”) generation is used in our Renewable Power segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
Performance fees is an IFRS measure. Performance fees are paid to us when we exceed predetermined investment returns within BBU and on certain public securities portfolios. BBU performance fees are accrued quarterly based on the volume-weighted average increase in BBU unit price over the previous threshold, whereas performance fees within public securities funds are typically determined on an annual basis. Performance fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Unrealized carried interest is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future. Details of components of our accumulated unrealized carried interest are included in the definition of unrealized carried interest below.
Q2 2021 INTERIM REPORT 59

Accumulated unrealized carried interest, net is after direct costs, which include employee expenses and taxes.
The following table identifies the inputs of accumulated unrealized carried interest to arrive at unrealized carried interest generated in the period:

AS AT JUN. 30 (MILLIONS)	Adjusted Carry Eligible Capital[1]	Adjusted Multiple of Capital[2]	Fund Target Carried Interest[3]	Current Carried Interest[4]
2021
Real Estate	$17,233	1.3x	20%	20%
Infrastructure	22,058	1.5x	20%	18%
Private Equity	4,655	2.2x	20%	16%
	$43,946
2020
Real Estate	$7,207	1.5x	20%	18%
Infrastructure	13,280	1.5x	20%	18%
Private Equity	2,134	2.6x	20%	16%
	$22,621
1.Excludes uncalled private fund commitments, co-investment capital and funds that have not met their preferred return.
2.Adjusted Multiple of Capital represents the ratio of total distributions plus estimates of remaining value to the equity invested, and reflects performance net of fund management fees and expenses, before carried interest. Our core, credit and value add funds pay management fees of 0.90-1.50% and our opportunistic and private equity funds pay fees of 1.50-2.00%. Funds typically incur fund expenses of approximately 0.35% of carry eligible capital annually.
3.Fund target carried interest percentage is the target carry average of the funds within adjusted carry eligible capital as at each period end.
4.When a fund has achieved its preferred return, we earn an accelerated percentage of the additional fund profit until we have earned the fund target carried interest percentage. Funds in their early stage of earning carry will not yet have earned the full percentage of total fund profit to which we are entitled.
The following table summarizes the unrealized carried interest generated in the current and prior year periods:

	Accumulated Unrealized Carried Interest			Accumulated Unrealized Carried Interest
(MILLIONS)	Jun. 30, 2021	Mar. 31, 2021	Change	Jun. 30, 2020	Mar. 31, 2020	Change
Real Estate	$1,193	$1,011	$182	$640	$956	$(316)
Infrastructure	1,825	1,731	94	1,095	970	125
Private Equity	879	715	164	552	565	(13)
Oaktree	1,432	1,210	222	645	673	(28)
Accumulated unrealized carried interest	5,329	4,667	662	2,932	3,164	(232)
Less: associated expenses[1]	(1,823)	(1,588)	(235)	(1,032)	(1,069)	37
Accumulated unrealized carry, net	$3,506	$3,079	427	$1,900	$2,095	(195)
Add: realized carried interest, net			205			31
Unrealized carried interest, net			$632			$(164)
1.Carried interest generated is subject to taxes and long-term incentive expenses to investment professionals. These expenses are typically 30-35% of carried interest generated.
60 BROOKFIELD ASSET MANAGEMENT

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) AS AT JUN. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	Note	2021	2020
Assets
Cash and cash equivalents	5	$10,459	$9,933
Other financial assets	5,6	19,016	17,730
Accounts receivable and other	5,6	19,543	18,928
Inventory	6	11,187	10,360
Assets classified as held for sale	7	3,215	5,917
Equity accounted investments	8	43,315	41,327
Investment properties	9	101,010	96,782
Property, plant and equipment	10	98,086	100,009
Intangible assets		25,018	24,658
Goodwill		14,953	14,714
Deferred income tax assets		3,415	3,338
Total assets		$349,217	$343,696

Liabilities and equity
Corporate borrowings	5,6	$9,145	$9,077
Accounts payable and other	5,6	50,330	50,682
Liabilities associated with assets classified as held for sale	7	1,287	2,359
Non-recourse borrowings of managed entities	5,6	143,126	139,324
Deferred income tax liabilities		15,914	15,913
Subsidiary equity obligations	5	3,478	3,699

Equity
Preferred equity		4,145	4,145
Non-controlling interests		88,423	86,804
Common equity	12	33,369	31,693
Total equity		125,937	122,642
Total liabilities and equity		$349,217	$343,696
Q2 2021 INTERIM REPORT 61

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)		Three Months Ended		Six Months Ended
	Note	2021	2020	2021	2020
Revenues	13	$18,286	$12,829	$34,696	$29,415
Direct costs		(13,994)	(9,446)	(26,181)	(22,155)
Other income and gains		1,251	29	1,955	270
Equity accounted income (loss)	8	488	(631)	1,156	(843)
Expenses
Interest		(1,831)	(1,715)	(3,661)	(3,567)
Corporate costs		(30)	(25)	(59)	(49)
Fair value changes	14	377	(1,153)	2,471	(1,567)
Depreciation and amortization		(1,571)	(1,376)	(3,081)	(2,785)
Income taxes		(547)	(5)	(1,091)	(369)
Net income (loss)		$2,429	$(1,493)	$6,205	$(1,650)
Net income (loss) attributable to:
Shareholders		$816	$(656)	$2,051	$(949)
Non-controlling interests		1,613	(837)	4,154	(701)
		$2,429	$(1,493)	$6,205	$(1,650)
Net income (loss) per share:
Diluted	12	$0.49	$(0.43)	$1.26	$(0.63)
Basic	12	0.51	(0.43)	1.29	(0.63)
62 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS)		Three Months Ended		Six Months Ended
	Note	2021	2020	2021	2020
Net income (loss)		$2,429	$(1,493)	$6,205	$(1,650)
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sale agreements		(102)	101	289	(636)
Marketable securities		26	180	131	140
Equity accounted investments	8	22	(13)	81	(186)
Foreign currency translation		1,559	423	(86)	(4,743)
Income taxes		21	(13)	—	28
		1,526	678	415	(5,397)
Items that will not be reclassified to net income
Revaluations of property, plant and equipment	10	(153)	(169)	(381)	(245)
Revaluation of pension obligations		13	(26)	48	(5)
Equity accounted investments	8	—	(202)	—	(220)
Marketable securities		206	270	515	120
Income taxes		(188)	(5)	(220)	(60)
		(122)	(132)	(38)	(410)
Other comprehensive income (loss)		1,404	546	377	(5,807)
Comprehensive income (loss)		$3,833	$(947)	$6,582	$(7,457)
Attributable to:
Shareholders
Net income (loss)		$816	$(656)	$2,051	$(949)
Other comprehensive income (loss)		508	124	230	(1,484)
Comprehensive income (loss)		$1,324	$(532)	$2,281	$(2,433)

Non-controlling interests
Net income (loss)		$1,613	$(837)	$4,154	$(701)
Other comprehensive income (loss)		896	422	147	(4,323)
Comprehensive income (loss)		$2,509	$(415)	$4,301	$(5,024)
Q2 2021 INTERIM REPORT 63

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED JUN. 30, 2021 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at March 31, 2021	$7,392	$289	$16,093	$3,558	$7,159	$(2,467)	$929	$32,953	$4,145	$88,836	$125,934
Changes in period:
Net income	—	—	816	—	—	—	—	816	—	1,613	2,429
Other comprehensive income (loss)	—	—	—	—	(35)	468	75	508	—	896	1,404
Comprehensive income (loss)	—	—	816	—	(35)	468	75	1,324	—	2,509	3,833
Shareholder distributions
Common equity	—	—	(734)	—	—	—	—	(734)	—	—	(734)
Preferred equity	—	—	(38)	—	—	—	—	(38)	—	—	(38)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,823)	(2,823)
Other items
Equity issuances, net of redemptions	(7)	(3)	(208)	—	—	—	—	(218)	—	(125)	(343)
Share-based compensation	—	16	3	—	—	—	—	19	—	—	19
Ownership changes	—	—	236	37	(338)	120	8	63	—	26	89
Total change in period	(7)	13	75	37	(373)	588	83	416	—	(413)	3
Balance as at June 30, 2021	$7,385	$302	$16,168	$3,595	$6,786	$(1,879)	$1,012	$33,369	$4,145	$88,423	$125,937
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED JUN. 30, 2020 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at March 31, 2020	$7,344	$258	$15,462	$1,024	$7,823	$(3,351)	$105	$28,665	$4,145	$79,637	$112,447
Changes in period:
Net loss	—	—	(656)	—	—	—	—	(656)	—	(837)	(1,493)
Other comprehensive income (loss)	—	—	—	—	(38)	48	114	124	—	422	546
Comprehensive income (loss)	—	—	(656)	—	(38)	48	114	(532)	—	(415)	(947)
Shareholder distributions
Common equity	—	—	(181)	—	—	—	—	(181)	—	—	(181)
Preferred equity	—	—	(36)	—	—	—	—	(36)	—	—	(36)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,308)	(1,308)
Other items
Equity issuances, net of redemptions	1	(5)	(73)	—	—	—	—	(77)	—	1,537	1,460
Share-based compensation	—	14	—	—	—	—	—	14	—	—	14
Ownership changes	—	—	207	154	(336)	78	(31)	72	—	(455)	(383)
Total change in period	1	9	(739)	154	(374)	126	83	(740)	—	(641)	(1,381)
Balance as at June 30, 2020	$7,345	$267	$14,723	$1,178	$7,449	$(3,225)	$188	$27,925	$4,145	$78,996	$111,066
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

64 BROOKFIELD ASSET MANAGEMENT

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE SIX MONTHS ENDED JUN. 30, 2021 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2020	$7,368	$285	$15,178	$2,691	$7,530	$(2,133)	$774	$31,693	$4,145	$86,804	$122,642
Changes in period:
Net income	—	—	2,051	—	—	—	—	2,051	—	4,154	6,205
Other comprehensive income (loss)	—	—	—	—	(116)	93	253	230	—	147	377
Comprehensive income (loss)	—	—	2,051	—	(116)	93	253	2,281	—	4,301	6,582
Shareholder distributions
Common equity	—	—	(930)	—	—	—	—	(930)	—	—	(930)
Preferred equity	—	—	(75)	—	—	—	—	(75)	—	—	(75)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(5,350)	(5,350)
Other items
Equity issuances, net of redemptions	17	(17)	(288)	—	—	—	—	(288)	—	2,791	2,503
Share-based compensation	—	34	(4)	—	—	—	—	30	—	—	30
Ownership changes	—	—	236	904	(628)	161	(15)	658	—	(123)	535
Total change in period	17	17	990	904	(744)	254	238	1,676	—	1,619	3,295
Balance as at June 30, 2021	$7,385	$302	$16,168	$3,595	$6,786	$(1,879)	$1,012	$33,369	$4,145	$88,423	$125,937
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE SIX MONTHS ENDED JUN. 30, 2020 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2019	$7,305	$286	$16,026	$1,010	$7,876	$(2,017)	$382	$30,868	$4,145	$81,833	$116,846
Changes in period:
Net loss	—	—	(949)	—	—	—	—	(949)	—	(701)	(1,650)
Other comprehensive income (loss)	—	—	—	—	(58)	(1,271)	(155)	(1,484)	—	(4,323)	(5,807)
Comprehensive income (loss)	—	—	(949)	—	(58)	(1,271)	(155)	(2,433)	—	(5,024)	(7,457)
Shareholder distributions
Common equity	—	—	(363)	—	—	—	—	(363)	—	—	(363)
Preferred equity	—	—	(71)	—	—	—	—	(71)	—	—	(71)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(3,465)	(3,465)
Other items
Equity issuances, net of redemptions	40	(48)	(182)	—	—	—	—	(190)	—	6,897	6,707
Share-based compensation	—	29	(30)	—	—	—	—	(1)	—	—	(1)
Ownership changes	—	—	292	168	(369)	63	(39)	115	—	(1,245)	(1,130)
Total change in period	40	(19)	(1,303)	168	(427)	(1,208)	(194)	(2,943)	—	(2,837)	(5,780)
Balance as at June 30, 2020	$7,345	$267	$14,723	$1,178	$7,449	$(3,225)	$188	$27,925	$4,145	$78,996	$111,066
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.
Q2 2021 INTERIM REPORT 65

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS)		Three Months Ended		Six Months Ended
	Note	2021	2020	2021	2020
Operating activities
Net income (loss)		$2,429	$(1,493)	$6,205	$(1,650)
Other income and gains		(1,251)	(29)	(1,955)	(270)
Share of undistributed equity accounted earnings		8	835	(265)	1,328
Fair value changes	14	(377)	1,153	(2,471)	1,567
Depreciation and amortization		1,571	1,376	3,081	2,785
Deferred income taxes		301	(96)	490	72
Investments in residential inventory		(37)	(109)	(67)	(167)
Net change in non-cash working capital balances		(1,111)	(21)	(1,654)	(367)
		1,533	1,616	3,364	3,298
Financing activities
Corporate borrowings arranged		497	745	497	1,334
Corporate borrowings repaid		(526)	—	(526)	(251)
Non-recourse borrowings arranged		13,859	5,779	22,826	16,654
Non-recourse borrowings repaid		(10,827)	(5,713)	(19,489)	(13,994)
Non-recourse credit facilities, net		(1,564)	981	674	(873)
Subsidiary equity obligations issued		—	73	—	195
Subsidiary equity obligations redeemed		(242)	(20)	(248)	(24)
Deposits from related parties		802	—	802	—
Capital provided from non-controlling interests		3,831	1,649	7,460	8,018
Capital repaid to non-controlling interests		(3,956)	(112)	(4,669)	(1,121)
Repayment of lease liabilities		(356)	(140)	(584)	(271)
Common shares issued		2	2	15	5
Common shares repurchased		(231)	(92)	(322)	(309)
Distributions to non-controlling interests		(2,823)	(1,308)	(5,350)	(3,465)
Distributions to shareholders		(772)	(217)	(1,005)	(434)
		(2,306)	1,627	81	5,464
Investing activities
Acquisitions
Investment properties		(2,274)	(1,206)	(4,489)	(2,081)
Property, plant and equipment		(1,259)	(579)	(2,939)	(1,992)
Equity accounted investments		(801)	(207)	(1,188)	(1,729)
Financial assets and other		(7,906)	(7,100)	(15,958)	(11,611)
Acquisition of subsidiaries		(1,043)	65	(2,773)	(56)
Dispositions
Investment properties		1,668	253	3,600	544
Property, plant and equipment		70	13	83	55
Equity accounted investments		815	12	1,174	90
Financial assets and other		7,240	5,290	15,526	10,204
Disposition of subsidiaries		3,332	10	3,692	962
Restricted cash and deposits		1,428	(216)	383	(138)
		1,270	(3,665)	(2,889)	(5,752)
Cash and cash equivalents
Change in cash and cash equivalents		497	(422)	556	3,010
Net change in cash classified within assets held for sale		18	(3)	(28)	21
Foreign exchange revaluation		118	80	(2)	(286)
Balance, beginning of period		9,826	9,868	9,933	6,778
Balance, end of period		$10,459	$9,523	$10,459	$9,523
66 BROOKFIELD ASSET MANAGEMENT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    ORGANIZATION AND CAPITAL MANAGEMENT
Brookfield Asset Management Inc. (the “Corporation”) is a global alternative asset management company. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company owns and operates assets with a focus on real estate, renewable power, infrastructure and private equity. The Corporation is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.
Capital Management
The company utilizes the Corporation’s Capital to manage the business in a number of ways, including operating performance, value creation, credit metrics and capital efficiency. The performance of the Corporation’s Capital is closely tracked and monitored by the company’s key management personnel and evaluated relative to management’s objectives. The primary goal of the company is to earn a 12-15% return compounded over the long term while always maintaining excess capital to support ongoing operations.
The Corporation’s Capital consists of the capital invested in its asset management activities, including investments in entities that it manages, its corporate investments that are held outside of managed entities and its net working capital. The Corporation’s Capital is funded with common equity, preferred equity and corporate borrowings issued by the Corporation.
As at June 30, 2021, the Corporation’s Capital totaled $46.9 billion (December 31, 2020 – $45.1 billion), and is computed as follows:

AS AT JUN. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	2021	2020
Cash and cash equivalents	$1,447	$1,283
Other financial assets	3,402	3,809
Common equity in managed investments	33,166	33,732
Other assets and liabilities of the Corporation	8,874	6,321
Corporation’s Capital	$46,889	$45,145
Corporation’s Capital is comprised of the following:
Common equity	$33,369	$31,693
Preferred shares	4,145	4,145
Non-controlling interest	230	230
Corporate borrowings	9,145	9,077
	$46,889	$45,145
The Corporation generates returns on its capital through management fees and performance revenues earned as an asset manager, as well as distributions or dividends earned from its capital invested in managed entities, and through performance of the Corporation’s financial asset investments. Prudent levels of corporate borrowings and preferred equity are utilized to enhance returns to shareholders’ common equity.
Q2 2021 INTERIM REPORT 67

A reconciliation of the Corporation’s Capital to the company’s consolidated balance sheet as at June 30, 2021 is as follows:

AS AT JUN. 30, 2021 (MILLIONS)	The Corporation	Managed Investments	Elimination	Total Consolidated
Cash and cash equivalents	1,447	$9,012	$—	$10,459
Other financial assets	3,402	15,614	—	19,016
Accounts receivable and other[1]	5,686	18,014	(4,157)	19,543
Inventory	2	11,185	—	11,187
Assets classified as held for sale	—	3,215	—	3,215
Equity accounted investments	6,125	37,190	—	43,315
Investment properties	17	100,993	—	101,010
Property, plant and equipment	183	97,903	—	98,086
Intangible assets	238	24,780	—	25,018
Goodwill	366	14,587	—	14,953
Deferred income tax assets	2,245	1,170	—	3,415
Accounts payable and other[1]	(5,299)	(49,188)	4,157	(50,330)
Liabilities associated with assets classified as held for sale	—	(1,287)	—	(1,287)
Deferred income tax liabilities	(602)	(15,312)	—	(15,914)
Subsidiary equity obligations	(87)	(3,391)	—	(3,478)
Total	13,723	264,485	—	278,208
Common equity in managed investments[2]	33,166	—	(33,166)	—
Corporation’s Capital	46,889	264,485	(33,166)	278,208
Less:
Corporate borrowings	9,145	—	—	9,145
Non-recourse borrowings of managed entities	—	143,126	—	143,126
Amounts attributable to preferred equity	4,145	—	—	4,145
Amounts attributable to non-controlling interests	230	88,193	—	88,423
Common equity	$33,369	$33,166	$(33,166)	$33,369
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $4.2 billion and $4.2 billion respectively, between entities within the Corporation and its managed investments.
2.Represents the value of the Corporation’s managed investments.
Common equity in managed investments is a measure routinely evaluated by our company’s key management personnel and represents the net equity in our consolidated financial statements outside of our corporate and asset management segments, excluding non-controlling interests. This measure is equal to the sum of the common equity in our real estate, infrastructure, renewable power, private equity and residential operating segments.

68 BROOKFIELD ASSET MANAGEMENT

A reconciliation of the Corporation’s Capital to the company’s consolidated balance sheet as at December 31, 2020 is as follows:

AS AT DEC. 31, 2020 (MILLIONS)	The Corporation	Managed Investments	Elimination	Total Consolidated
Cash and cash equivalents	$1,283	$8,650	$—	$9,933
Other financial assets	3,809	13,921	—	17,730
Accounts receivable and other[1]	3,632	17,401	(2,105)	18,928
Inventory	2	10,358	—	10,360
Assets classified as held for sale	—	5,917	—	5,917
Equity accounted investments	5,361	35,966	—	41,327
Investment properties	17	96,765	—	96,782
Property, plant and equipment	122	99,887	—	100,009
Intangible assets	285	24,373	—	24,658
Goodwill	368	14,346	—	14,714
Deferred income tax assets	2,159	1,179	—	3,338
Accounts payable and other[1]	(5,134)	(47,653)	2,105	(50,682)
Liabilities associated with assets classified as held for sale	—	(2,359)	—	(2,359)
Deferred income tax liabilities	(414)	(15,499)	—	(15,913)
Subsidiary equity obligations	(77)	(3,622)	—	(3,699)
Total	11,413	259,630	—	271,043
Common equity in managed investments[2]	33,732	—	(33,732)	—
Corporation’s Capital	45,145	259,630	(33,732)	271,043
Less:
Corporate borrowings	9,077	—	—	9,077
Non-recourse borrowings of managed entities	—	139,324	—	139,324
Amounts attributable to preferred equity	4,145	—	—	4,145
Amounts attributable to non-controlling interests	230	86,574	—	86,804
Common equity	$31,693	$33,732	$(33,732)	$31,693
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $2.1 billion and $2.1 billion respectively, between entities within the Corporation and its managed investments.
2.Represents the value of the Corporation’s managed investments.
Q2 2021 INTERIM REPORT 69

2.    SIGNIFICANT ACCOUNTING POLICIES
a)Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2020.
The consolidated financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2020 that were included in that report.
The consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.
The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The consolidated financial statements were authorized for issuance by the Board of Directors of the company on August 11, 2021.
b)    Estimates
The preparation of the interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the company’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Significant Accounting Policies, to the company’s consolidated financial statements for the year ended December 31, 2020 and have been consistently applied in the preparation of the interim financial statements as of and for the three and six months ended June 30, 2021.
c)    Recently Adopted Accounting Standards
i.    Interest Rate Benchmark Reform
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of IBOR reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
The company has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and updating hedge designations. The adoption is not expected to have a significant impact on our company’s financial reporting.
d)    Future Changes in Accounting Standards
i.    Insurance Contracts
In May 2017, the IASB published IFRS 17, Insurance Contracts (“IFRS 17”), which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 will replace IFRS 4, Insurance Contracts, and will be applied retrospectively. In June 2020, the IASB proposed an amendment to IFRS 17 providing a one-year deferral on the effective date of the standard to January 1, 2023. IFRS 17 requires insurance contract liabilities to be measured at a current fulfillment value and provides a more uniform measurement and presentation approach for all insurance contracts.
The company is currently assessing the impact of IFRS 17 on its operations and financial reporting.
ii.    Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023.
The company is currently assessing the impact of IAS 1 on its operations and financial reporting.
70 BROOKFIELD ASSET MANAGEMENT

3.    SEGMENTED INFORMATION
a)    Operating Segments
Our operations are organized into five operating business groups in addition to our corporate and asset management activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance primarily using funds from operations (“FFO”) generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.
Our operating segments are as follows:
The Corporation:
i.Asset management operations include managing our long-term private funds, perpetual strategies and public securities on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree Capital Management (“Oaktree”). We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.
ii.Corporate activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
Managed investments:
iii.Real estate operations include the ownership, operation and development of core office, core retail, LP investments and other properties.
iv.Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar and energy transition power generating facilities.
v.Infrastructure operations include the ownership, operation and development of utilities, transport, midstream, data and sustainable resource assets.
vi.Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services and industrials.
vii.Residential development operations consist of homebuilding, condominium development and land development.
b)    Segment Financial Measures
FFO is a key measure of our financial performance and our segment measure of profit and loss. It is utilized by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis. We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
We use FFO to assess our performance as an asset manager and as an investor in our assets. FFO from our Asset Management segment includes fees, net of the associated costs, that we earn from managing capital in our listed affiliates, private funds and public securities accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. As an investor in our assets, our FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.

Q2 2021 INTERIM REPORT 71

We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we derive FFO for each operating segment and reconcile total FFO to net income in Note 3(c)(v) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its Corporate Activities segment, such as information technology and internal audit, pursuant to formal policies.
c)    Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2021 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total Segments	Note
External revenues	$91	$94	$2,226	$1,279	$2,853	$11,134	$609	$18,286
Inter-segment and other revenues[1]	1,134	(6)	8	—	3	128	—	1,267	i
Segmented revenues	1,225	88	2,234	1,279	2,856	11,262	609	19,553
FFO from equity accounted investments[1]	74	8	182	52	401	86	13	816	ii
Interest expense	—	(100)	(757)	(223)	(372)	(362)	(17)	(1,831)	iii
Current income taxes	—	(10)	—	(22)	(93)	(119)	(2)	(246)	iv
Funds from operations[1]	688	(61)	189	88	317	337	42	1,600	v
Common equity	4,908	(4,705)	20,108	4,580	2,323	3,703	2,452	33,369
Equity accounted investments	4,495	1,631	22,019	1,612	10,171	3,012	375	43,315
Additions to non-current assets[2]	—	797	6,462	300	514	410	67	8,550
1.We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at 62%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended June 30, 2021, $376 million of Oaktree’s revenues was included in our Asset Management segment revenue.
2.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.
72 BROOKFIELD ASSET MANAGEMENT

AS AT DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED JUN. 30, 2020 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total Segments	Note
External revenues	$55	$101	$1,848	$1,035	$2,096	$7,247	$447	$12,829
Inter-segment and other revenues[1]	688	(13)	8	—	1	144	—	828	i
Segmented revenues	743	88	1,856	1,035	2,097	7,391	447	13,657
FFO from equity accounted investments[1]	67	(5)	186	6	284	80	4	622	ii
Interest expense	—	(96)	(755)	(220)	(261)	(379)	(4)	(1,715)	iii
Current income taxes	—	(17)	—	4	(57)	(23)	(8)	(101)	iv
Funds from operations[1]	355	(59)	89	566	84	137	(11)	1,161	v
Common equity	4,947	(6,986)	19,331	5,154	2,552	3,965	2,730	31,693
Equity accounted investments	4,530	830	21,024	1,444	10,530	2,623	346	41,327
Additions to non-current assets[2]	64	8	1,963	341	418	311	12	3,117
1.We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at 62%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended June 30, 2020, $290 million of Oaktree’s revenues was included in our Asset Management segment revenue.
2.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.

FOR THE SIX MONTHS ENDED JUN. 30, 2021 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total Segments	Note
External revenues	$168	$180	$4,320	$2,368	$5,616	$20,846	$1,198	$34,696
Inter-segment and other revenues[1]	2,539	(7)	16	—	4	283	—	2,835	i
Segmented revenues	2,707	173	4,336	2,368	5,620	21,129	1,198	37,531
FFO from equity accounted investments[1]	311	23	335	77	828	173	25	1,772	ii
Interest expense	—	(208)	(1,524)	(436)	(734)	(725)	(34)	(3,661)	iii
Current income taxes	—	(24)	(32)	(38)	(190)	(312)	(5)	(601)	iv
Funds from operations[1]	1,324	(94)	439	911	447	1,329	65	4,421	v
Additions to non-current assets[2]	—	860	9,652	3,248	1,342	2,461	77	17,640
1.We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at 62%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the six months ended June 30, 2021, $1.3 billion of Oaktree’s revenues was included in our Asset Management segment revenue.
2.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.

FOR THE SIX MONTHS ENDED JUN. 30, 2020 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total Segments	Note
External revenues	$116	$208	$4,463	$2,065	$4,369	$17,339	$855	$29,415
Inter-segment and other revenues[1]	1,433	(17)	15	—	2	265	—	1,698	i
Segmented revenues	1,549	191	4,478	2,065	4,371	17,604	855	31,113
FFO from equity accounted investments[1]	119	(24)	417	15	619	196	6	1,348	ii
Interest expense	—	(184)	(1,597)	(448)	(552)	(774)	(12)	(3,567)	iii
Current income taxes	—	(39)	(15)	(16)	(116)	(98)	(13)	(297)	iv
Funds from operations[1]	735	(133)	308	632	221	302	(20)	2,045	v
Additions to non-current assets[2]	64	87	3,877	1,195	809	2,330	31	8,393
1.We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at 62%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the six months ended June 30, 2020, $597 million of Oaktree’s revenues was included in our Asset Management segment revenue.
2.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.
i.Inter-Segment Revenues
For the three months ended June 30, 2021, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by Oaktree totaling $1.1 billion (2020 – $688 million), revenues earned on construction projects between consolidated entities totaling $127 million (2020 – $144 million), and other revenues totaling a net income of $6 million (2020 – loss of $4 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

Q2 2021 INTERIM REPORT 73

For the six months ended June 30, 2021, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by Oaktree totaling $2.5 billion (2020 – $1.4 billion), revenues earned on construction projects between consolidated entities totaling $279 million (2020 – $264 million), and other revenues totaling a net income of $17 million (2020 – $1 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
ii.FFO from Equity Accounted Investments
The company determines FFO from its equity accounted investments by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles the company’s consolidated equity accounted income to FFO from equity accounted investments:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2021	2020	2021	2020
Consolidated equity accounted income (loss)	$488	$(631)	$1,156	$(843)
Non-FFO items from equity accounted investments[1]	328	1,253	616	2,191
FFO from equity accounted investments	$816	$622	$1,772	$1,348
1.Adjustment to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.
iii.Interest Expense
For the three months ended June 30, 2021, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $11 million (2020 – $nil) that is eliminated on consolidation, along with the associated revenue.
For the six months ended June 30, 2021, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $18 million (2020 – $nil) that is eliminated on consolidation, along with the associated revenue.
iv.Current Income Taxes
Current income taxes are included in FFO but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles consolidated income taxes to current and deferred income taxes:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2021	2020	2021	2020
Current income tax expense	$(246)	$(101)	$(601)	$(297)
Deferred income tax (expense)/recovery	(301)	96	(490)	(72)
Income tax expense	$(547)	$(5)	$(1,091)	$(369)
v.Reconciliation of Net Income (Loss) to Total FFO
The following table reconciles net income (loss) to total FFO:

		Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Note	2021	2020	2021	2020
Net income (loss)		$2,429	$(1,493)	$6,205	$(1,650)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items		328	1,253	616	2,191
Fair value changes		(377)	1,153	(2,471)	1,567
Depreciation and amortization		1,571	1,376	3,081	2,785
Deferred income taxes		301	(96)	490	72
Realized disposition gains in fair value changes or equity	vi	488	469	2,212	562
Non-controlling interests in FFO		(3,140)	(1,501)	(5,712)	(3,482)
Total FFO		$1,600	$1,161	$4,421	$2,045

74 BROOKFIELD ASSET MANAGEMENT

vi.    Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of a consolidated entity.
The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $488 million for the three months ended June 30, 2021 (2020 – $469 million), of which $491 million relates to prior periods (2020 – loss of $5 million), $nil has been recorded directly in equity as changes in ownership (2020 – $479 million) and a loss of $3 million has been recorded in fair value changes (2020 – $5 million).
The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $2.2 billion for the six months ended June 30, 2021 (2020 – $562 million), of which $1.4 billion relates to prior periods (2020 – $38 million), $751 million has been recorded directly in equity as changes in ownership (2020 – $534 million) and a gain of $20 million has been recorded in fair value changes (2020 – loss of $10 million).
d)    Geographic Allocation
The company’s revenues by location of operations are as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2021	2020	2021	2020
U.S.	$4,294	$4,111	$9,023	$8,650
Canada	1,793	1,330	3,289	2,813
U.K.	5,385	2,458	9,532	7,413
Brazil	934	767	1,699	1,626
Europe	2,162	1,273	3,902	2,869
Australia	1,547	1,316	2,922	2,611
India	615	183	1,202	425
Colombia	467	357	928	877
Other Asia	626	588	1,307	1,009
Other	463	446	892	1,122
	$18,286	$12,829	$34,696	$29,415
The company’s consolidated assets by location are as follows:

AS AT JUN. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	2021	2020
U.S.	$161,103	$159,684
Canada	39,847	36,403
U.K.	34,306	31,598
Brazil	22,014	20,675
Europe	21,650	22,267
Australia	21,433	22,000
India	20,550	21,438
Colombia	10,279	10,919
Other Asia	9,521	9,343
Other	8,514	9,369
	$349,217	$343,696
Q2 2021 INTERIM REPORT 75

4.    ACQUISITIONS OF CONSOLIDATED ENTITIES
The following table summarizes the balance sheet impacts as a result of business combinations that occurred in the six months ended June 30, 2021. No material changes were made to provisional allocations.

AS AT JUN. 30, 2021 (MILLIONS)	Private Equity	Real Estate	Renewable Power	Infrastructure and Other	Total
Cash and cash equivalents	$17	$54	$2	$46	$119
Accounts receivable and other	86	77	97	16	276
Inventory	112	—	6	—	118
Equity accounted investments	20	10	—	44	74
Investment properties	—	988	—	—	988
Property, plant and equipment	68	1,720	2,351	185	4,324
Intangible assets	91	2	—	467	560
Goodwill	293	—	102	98	493
Total assets	687	2,851	2,558	856	6,952
Less:
Accounts payable and other	(204)	(70)	(155)	(61)	(490)
Non-recourse borrowings	(103)	(1,319)	(975)	(223)	(2,620)
Deferred income tax liabilities	(26)	—	—	(99)	(125)
Non-controlling interests[1]	(11)	—	—	(90)	(101)
	(344)	(1,389)	(1,130)	(473)	(3,336)
Net assets acquired	$343	$1,462	$1,428	$383	$3,616

Consideration[2]	$343	$1,462	$1,428	$383	$3,616
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
During the six months ended June 30, 2021, Brookfield acquired $7.0 billion of total assets as well as assumed $3.3 billion of total liabilities and non-controlling interest in equity through business combinations. Total consideration transferred for the business combinations was $3.6 billion. The valuations of the assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis.
Brookfield recorded $308 million of revenue and $1 million of net income in 2021 from the acquired operations as a result of the acquisitions made during the first six months. If the acquisitions had occurred at the beginning of the year, they would have contributed $616 million and $58 million to total revenues and net losses, respectively.
Real Estate
On June 16, 2021, we acquired a portfolio of operational and development science, innovation business parks and logistics assets in the U.K., through our BSREP III fund. The total consideration paid for the portfolio was $990 million, comprising of $352 million of cash on hand and the remainder funded through non-recourse borrowings raised concurrently on closing. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $17 million and $60 million, respectively.
On June 30, 2021, a subsidiary of the company obtained control over a portfolio of select-service hotels after converting its preferred equity interest valued at approximately $472 million and becoming the 100% common equity holder. Total revenues and net losses that would have been recorded if the transaction had occurred at the beginning of the year are $147 million and $104 million, respectively.
76 BROOKFIELD ASSET MANAGEMENT

Renewable Power
In March 2021, a subsidiary of the company, alongside institutional partners, completed the acquisition of 100% of a portfolio of three wind generation facilities as well as the acquisition of 100% of a distributed generation business, which are all located in the U.S. The total consideration paid for the businesses was $1.4 billion. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $143 million and $19 million, respectively.
5.    RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
a)    Risk Management
The company’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. We use financial instruments primarily to manage these risks.
There have been no other material changes to the company’s financial risk exposure or risk management activities since December 31, 2020. Please refer to Note 26 of the December 31, 2020 audited consolidated financial statements for a detailed description of the company’s financial risk exposure and risk management activities.
b)    Financial Instruments
The following table lists the company’s financial instruments by their respective classification as at June 30, 2021 and December 31, 2020:

	2021		2020
AS AT JUN. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$10,459	$10,459	$9,933	$9,933
Other financial assets
Government bonds	2,308	2,308	2,651	2,651
Corporate bonds	3,179	3,179	3,599	3,599
Fixed income securities and other	2,527	2,527	2,270	2,270
Common shares and warrants	8,442	8,442	6,514	6,514
Loans and notes receivable	2,560	2,560	2,696	2,696
	19,016	19,016	17,730	17,730
Accounts receivable and other	13,793	13,793	13,672	13,672
	$43,268	$43,268	$41,335	$41,335
Financial liabilities
Corporate borrowings	$9,145	$10,180	$9,077	$10,540
Non-recourse borrowings of managed entities
Property-specific borrowings	134,215	136,488	128,556	131,099
Subsidiary borrowings	8,911	9,292	10,768	11,085
	143,126	145,780	139,324	142,184
Accounts payable and other	42,235	42,235	41,117	41,117
Subsidiary equity obligations	3,478	3,478	3,699	3,699
	$197,984	$201,673	$193,217	$197,540
Q2 2021 INTERIM REPORT 77

c)    Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2021			2020
AS AT JUN. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$175	$2,133	$—	$7	$2,644	$—
Corporate bonds	516	2,042	402	192	2,764	286
Fixed income securities and other	753	1,212	562	867	912	491
Common shares and warrants	6,516	742	1,184	4,548	577	1,389
Loans and notes receivables	—	—	20	—	42	68
Accounts receivable and other	49	1,803	89	50	1,581	135
	$8,009	$7,932	$2,257	$5,664	$8,520	$2,369
Financial liabilities
Accounts payable and other	$179	$5,076	$689	$75	$5,090	$724
Subsidiary equity obligations	—	86	1,383	—	77	1,380
	$179	$5,162	$2,072	$75	$5,167	$2,104
During the three and six months ended June 30, 2021, there were no transfers between Level 1, 2 or 3.
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Jun. 30, 2021	Valuation Techniques and Key Inputs
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	$ 1,803 / (5,076)	Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

		Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data
Other financial assets	6,129	Valuation models based on observable market data
Redeemable fund units (subsidiary equity obligations)	(86)	Aggregated market prices of underlying investments
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.
78 BROOKFIELD ASSET MANAGEMENT

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Jun. 30, 2021	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Fixed income securities and other	$562	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Corporate bonds	402	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Common shares and warrants	1,184	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
		Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
Limited-life funds (subsidiary equity obligations)	(1,383)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value
Derivative assets/Derivative liabilities (accounts receivable/payable)	89 / (689)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the periods ended June 30, 2021:

	Three Months Ended		Six Months Ended
AS AT AND FOR THE PERIODS ENDED JUN. 30, 2021 (MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance, beginning of period	$2,390	$1,994	$2,369	$2,104
Fair value changes in net income	77	32	114	2
Fair value changes in other comprehensive income[1]	76	46	(13)	19
Additions, net of disposals	(286)	—	(213)	(53)
Balance, end of period	$2,257	$2,072	$2,257	$2,072
1.Includes foreign currency translation.
Q2 2021 INTERIM REPORT 79

6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

AS AT JUN. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	Other Financial Assets		Accounts Receivable and Other		Inventory
	2021	2020	2021	2020	2021	2020
Current portion	$8,443	$5,483	$14,292	$14,187	$6,275	$6,337
Non-current portion	10,573	12,247	5,251	4,741	4,912	4,023
	$19,016	$17,730	$19,543	$18,928	$11,187	$10,360
b)    Liabilities

AS AT JUN. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	Accounts Payable and Other		Corporate Borrowings		Non-Recourse Borrowings of Managed Entities
	2021	2020	2021	2020	2021	2020
Current portion	$27,967	$25,857	$—	$—	$20,510	$21,287
Non-current portion	22,363	24,825	9,145	9,077	122,616	118,037
	$50,330	$50,682	$9,145	$9,077	$143,126	$139,324
7.    HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale:

AS AT JUN. 30, 2021 (MILLIONS)	Infrastructure	Real Estate	Renewable Power and Other	Total
Assets
Cash and cash equivalents	$6	$4	$23	$33
Accounts receivable and other	45	8	49	102
Equity accounted investments	—	196	—	$196
Investment properties	—	950	—	$950
Property, plant and equipment	1,058	—	828	$1,886
Other long-term assets	47	—	1	48
Assets classified as held for sale	$1,156	$1,158	$901	$3,215
Liabilities
Accounts payable and other	$132	$4	$60	$196
Non-recourse borrowings of managed entities	544	—	364	908
Deferred income tax liabilities	183	—	—	183
Liabilities associated with assets classified as held for sale	$859	$4	$424	$1,287
As at June 30, 2021, assets held for sale within our Infrastructure segment include the U.S. district energy operation.
Within our Renewable Power segment, assets held for sale include wind and solar portfolios in the U.S. and Asia.
Assets held for sale within our Real Estate segment include five triple-net lease assets, nine multifamily assets, a hotel, eight malls, and an office asset in the U.S.
For the six months ended June 30, 2021, we disposed of $8.5 billion and $3.6 billion of assets and liabilities held for sale, respectively. The majority of disposals relate to the sale of a portfolio of directly held investment properties and our Canadian district energy operation, as well as the derecognition of Norbord.
80 BROOKFIELD ASSET MANAGEMENT

8.    EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of investments in associates and joint ventures:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2021 (MILLIONS)
Balance, beginning of period	$41,327
Additions, net of (disposals)[1]	1,497
Acquisitions through business combinations	74
Share of comprehensive income	1,237
Distributions received	(891)
Return of capital	(152)
Foreign currency translation and other	223
Balance, end of period	$43,315
1.Includes assets sold, amounts reclassified to held for sale.
Additions, net of disposals, of $1.5 billion during the period primarily relate to the equity accounted investment in GrafTech upon deconsolidation, as well as the equity accounted investment in Brookfield Asset Management Reinsurance Partners Ltd. (“BAMR”) as part of the spin-off. These were partially offset by the sale of an equity accounted investment at our advanced energy storage operations within our Private Equity segment as at June 30, 2021.
9.    INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2021 (MILLIONS)
Fair value, beginning of period	$96,782
Additions	5,998
Dispositions[1]	(3,049)
Fair value changes	1,707
Foreign currency translation and other	(428)
Fair value, end of period[2]	$101,010
1.Includes amounts reclassified to held for sale.
2.Includes $3.7 billion of ROU investment properties (December 31, 2020 – $3.3 billion).
Investment properties include the company’s office, retail, multifamily, and other properties as well as highest and best-use land within the company’s sustainable resources operations. Additions of $6.0 billion primarily relates to the purchases of investment properties and enhancement of existing assets during the period.

Q2 2021 INTERIM REPORT 81

The following table presents our investment properties measured at fair value:

AS AT JUN. 30, 2021 (MILLIONS)
Core office
United States	$15,326
Canada	4,907
Australia	2,800
Europe	2,873
Brazil	380
Core retail	20,037
LP investments and other
LP investments office	9,095
LP investments retail	2,238
Mixed-use	3,042
Multifamily	2,018
Triple net lease	3,704
Student housing	3,225
Manufactured housing	3,453
Directly held real estate properties	25,941
Other investment properties	1,971
$101,010
Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis[1]	• Future cash flows – primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value	• Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value	• Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
1.Certain investment properties are valued using the direct capitalization method instead of a discounted cash flow model. Under the direct capitalization method, a capitalization rate is applied to estimated current year cash flows.
The company’s investment properties are diversified by asset type, asset class, geography and market. Therefore, there may be mitigating factors in addition to those noted above such as changes to assumptions that vary in direction and magnitude across different geographies and markets.
82 BROOKFIELD ASSET MANAGEMENT

The following table summarizes the key valuation metrics of the company’s investment properties:

AS AT JUN. 30, 2021	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)
Core office
United States	6.9%	5.6%	12
Canada	5.9%	5.2%	10
Australia	6.6%	5.7%	10
Europe	4.6%	3.8%	10
Brazil	7.6%	7.0%	10
Core retail	7.0%	5.3%	10
LP investments and other
LP investments office	9.6%	7.1%	7
LP investments retail	8.6%	7.0%	10
Mixed-use	7.2%	5.1%	10
Multifamily[1]	4.7%	n/a	n/a
Triple net lease[1]	6.2%	n/a	n/a
Student housing[1]	4.9%	n/a	n/a
Manufactured housing[1]	4.6%	n/a	n/a
Directly held real estate properties[2]	7.9%	6.2%	9
Other investment properties[1,3]	5.0 – 8.7%	n/a	n/a
1.Multifamily, triple net lease, student housing, manufactured housing and other investment properties are valued using the direct capitalization method. The rates presented as the discount rate represent the overall implied capitalization rate. The terminal capitalization rate and the investment horizon are not applicable.
2.We use either the discounted cash flow or the direct capitalization method when valuing our directly held real estate properties. The rates presented as the discount rate represent the overall implied capitalization rates for investment properties that are valued using the direct capitalization approach.
3.Other investment properties include investment properties held in our Infrastructure and Residential Development segments.
10.    PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2021 (MILLIONS)	Renewable Power	Infrastructure	Real Estate	Private Equity and Other	Total
Balance, beginning of period	$45,206	$32,167	$8,432	$14,204	$100,009
Additions	577	543	1,289	752	3,161
Acquisitions through business combinations	2,351	185	1,720	68	4,324
Dispositions and assets reclassified as held for sale	(1,339)	(3,279)	(6)	(74)	(4,698)
Depreciation expenses	(751)	(716)	(221)	(728)	(2,416)
Foreign currency translation and other	(773)	(638)	(75)	(808)	(2,294)
Total change	65	(3,905)	2,707	(790)	(1,923)
Balance, end of period[1]	$45,271	$28,262	$11,139	$13,414	$98,086
1.Our ROU PP&E assets include $3.7 billion (December 31, 2020 – $4.1 billion) in our Infrastructure segment, $831 million (December 31, 2020 – $856 million) in our Real Estate segment, $419 million (December 31, 2020 – $393 million) in our Renewable Power segment and $1.4 billion (December 31, 2020 – $1.3 billion) in our Private Equity and other segments, totaling $6.3 billion (December 31, 2020 – $6.7 billion) of ROU assets.
We tested our property, plant and equipment for impairments and have found no material impairment indicators. For the six months ended June 30, 2021, we recorded an impairment expense of $204 million primarily in the private equity business.
Q2 2021 INTERIM REPORT 83

11.    SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARY
Brookfield Finance Inc. (“BFI”) is an indirect 100% owned subsidiary of the Corporation that may offer and sell debt securities. Any debt securities issued by BFI are fully and unconditionally guaranteed by the Corporation. BFI issued:
•$500 million of 4.25% notes due in 2026 on June 2, 2016;
•$550 million of 4.70% notes due in 2047 on September 14, 2017;
•$350 million of 4.70% notes due in 2047 on January 17, 2018;
•$650 million of 3.90% notes due in 2028 on January 17, 2018;
•$1.0 billion of 4.85% notes due in 2029 on January 29, 2019;
•$600 million of 4.35% notes due in 2030 on April 9, 2020;
•$150 million of 4.35% notes due in 2030 on April 14, 2020;
•$500 million of 3.50% notes due in 2051 on September 28, 2020;
•$400 million of 4.625% subordinated notes due in 2080 on October 16, 2020; and
•$500 million of 2.724% notes due in 2031 on April 12, 2021.
Subsequent to June 30, 2021, BFI issued $250 million of its 3.50% notes due in 2051 at a yield of 3.26% and Brookfield Finance I (UK) PLC (“BF U.K.”) issued $600 million of 2.34% notes due in 2032.
Brookfield Finance LLC (“BFL”) is a Delaware limited liability company formed on February 6, 2017 and an indirect 100% owned subsidiary of the Corporation. Brookfield Finance II Inc. (“BFI II”) was incorporated on September 24, 2020 under the Business Corporations Act (Ontario) and is a direct 100% owned subsidiary of the Corporation. Brookfield Finance (Australia) Pty Ltd (“BF AUS”) was incorporated on September 24, 2020 under the Corporations Act 2001 (Commonwealth of Australia) and is an indirect 100% owned subsidiary of the Corporation. BF U.K. was incorporated on September 25, 2020 under the U.K. Companies Act 2006 and is an indirect 100% owned subsidiary of the Corporation. Brookfield Finance II LLC (“BFL II”) was formed on September 24, 2020 under the Delaware Limited Liability Company Act and is an indirect 100% owned subsidiary of the Corporation. BFL, BFL II, BF AUS and BF U.K. are consolidated subsidiaries of the Corporation within the meaning of Rule 3-10 of Regulation S-X that may offer and sell debt securities or, in the case of BFL II, preferred shares representing limited liability company interests. Any debt securities issued by BFL and BF U.K. are, and any debt securities issued by BF AUS and BFI II and any preferred shares representing limited liability company interests issued by BFL II will be, fully and unconditionally guaranteed as to payment of principal, premium (if any), interest and certain other amounts by the Corporation.
On March 10, 2017, BFL issued $750 million of 4.00% notes due in 2024. On December 31, 2018, as part of an internal reorganization, the 2024 notes were transferred to BFI. On February 21, 2020, BFL issued $600 million of 3.45% notes due in 2050. On November 24, 2020, BF U.K. issued $230 million of 4.50% perpetual subordinated notes. BFI II, BFL, BFL II, BF AUS and BF U.K. have no independent activities, assets or operations other than in connection with any securities that they may issue.
Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the real estate, renewable power and forest products sectors, as well as a portfolio of preferred shares issued by the Corporation’s subsidiaries. The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at June 30, 2021, C$37 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.

84 BROOKFIELD ASSET MANAGEMENT

The following tables contain summarized financial information of the Corporation, BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED JUN 30, 2021 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	BIC	Other Subsidiaries of the Company[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$(19)	$63	$—	$8	$—	$—	$(2)	$14	$20,086	$(1,864)	$18,286
Net income (loss) attributable to shareholders	816	(1)	—	—	—	—	(1)	(33)	1,152	(1,117)	816
Total assets	74,368	7,833	—	607	—	—	231	6,308	358,624	(98,754)	349,217
Total liabilities	36,854	6,072	—	597	—	—	1	4,868	212,227	(37,339)	223,280
Non-controlling interest – preferred equity	—	—	—	—	—	—	230	—	—	—	230

AS AT DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED JUN. 30 2020 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	BIC	Other subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$(8)	$138	$—	$8	$—	$—	$—	$27	$13,916	$(1,252)	$12,829
Net income (loss) attributable to shareholders	(656)	87	—	—	—	—	—	(13)	680	(754)	(656)
Total assets	73,898	7,207	—	600	—	—	233	4,280	350,687	(93,209)	343,696
Total liabilities	38,060	5,547	—	596	—	—	3	2,690	206,877	(32,719)	221,054
Non-controlling interest –preferred equity	—	—	—	—	—	—	230	—	—	—	230

FOR THE SIX MONTHS ENDED JUN. 30, 2021 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	BIC	Other subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$52	$121	$—	$16	$—	$—	$2	$48	$38,163	$(3,706)	$34,696
Net income (loss) attributable to shareholders	2,051	(6)	—	—	—	—	2	(37)	2,424	(2,383)	2,051

FOR THE SIX MONTHS ENDED JUN. 30, 2020 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	BIC	Other subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$430	$176	$—	$12	$—	$—	$—	$52	$31,963	$(3,218)	$29,415
Net income (loss) attributable to shareholders	(949)	82	—	—	—	—	—	11	2,079	(2,172)	(949)
1.This column accounts for investments in all subsidiaries of the Corporation under the equity method.
2.This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFL, BIC, BFI II, BF AUS, BF U.K. and BFL II on a combined basis.
3.This column includes the necessary amounts to present the company on a consolidated basis.
Q2 2021 INTERIM REPORT 85

12.     EQUITY
Common Equity
The company’s common equity is comprised of the following:

AS AT JUN. 30, 2021 AND DEC. 31, 2020 (MILLIONS)	2021	2020
Common shares	$7,385	$7,368
Contributed surplus	302	285
Retained earnings	16,168	15,178
Ownership changes	3,595	2,691
Accumulated other comprehensive income	5,919	6,171
Common equity	$33,369	$31,693
The company is authorized to issue an unlimited number of Class A Limited Voting Shares ("Class A shares") and 85,120 Class B Limited Voting Shares ("Class B shares"). The company’s Class A shares and Class B shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of Class A and Class B shares, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
On April 1, 2020, the company completed a three-for-two stock split of the company’s outstanding Class A shares. All share count and per-share disclosure are presented on a post-split basis.
On June 28, 2021, the company completed the spin-off of BAMR by paying a special dividend to the holders of the company’s Class A shares and Class B shares. The special dividend of $538 million recorded in equity was based on the fair value of the assets distributed.
The holders of the company’s Class A shares and Class B shares received cash dividends during the second quarter of 2021 of $0.13 per share (2020 – $0.12 per share).
The number of issued and outstanding Class A and Class B shares and unexercised options are as follows:

AS AT JUN. 30, 2021 AND DEC. 31, 2020	2021	2020[1]
Class A shares[2]	1,506,623,821	1,510,635,291
Class B shares	85,120	85,120
Shares outstanding[2]	1,506,708,941	1,510,720,411
Unexercised options, other share-based plans[3] and exchangeable shares of affiliate	80,654,203	62,975,947
Total diluted shares	1,587,363,144	1,573,696,358
1. 2020 adjusted to reflect the three-for-two stock split effective on April 1, 2020.
2.Net of 69,921,784 Class A shares held by the company in respect of long-term compensation agreements as at June 30, 2021 (December 31, 2020 – 64,197,815).
3.Includes management share option plan and escrowed stock plan.
86 BROOKFIELD ASSET MANAGEMENT

The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2021	2020[1]	2021	2020[1]
Outstanding, beginning of period[2]	1,510,021,253	1,513,055,374	1,510,720,411	1,509,293,641
Issued (repurchased)
Repurchases	(4,177,571)	(2,618,685)	(6,669,992)	(5,513,309)
Long-term share ownership plans[3]	842,404	1,034,483	2,598,054	7,622,148
Dividend reinvestment plan and others	22,855	58,377	60,468	127,069
Outstanding, end of period[4]	1,506,708,941	1,511,529,549	1,506,708,941	1,511,529,549
1. 2020 adjusted to reflect the three-for-two stock split effective on April 1, 2020.
2.Net of 65,816,784 Class A shares held by the company in respect of long-term compensation agreements as at March 31, 2021 (March 31, 2020 – 58,434,060) and 64,197,815 as at December 31, 2020 (December 31, 2019 – 63,417,346).
3.Includes management share option plan and restricted stock plan.
4.Net of 69,921,784 Class A shares held by the company in respect of long-term compensation agreements as at June 30, 2021 (June 30, 2020 – 61,032,215).
Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2021	2020	2021	2020
Net income (loss) attributable to shareholders	$816	$(656)	$2,051	$(949)
Preferred share dividends	(38)	(36)	(75)	(71)
Dilutive effect of conversion of subsidiary preferred shares	(14)	49	(25)	68
Net income (loss) available to shareholders	$764	$(643)	$1,951	$(952)

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2021	2020[1]	2021	2020[1]
Weighted average – Class A and Class B shares	1,508.2	1,512.1	1,509.3	1,511.7
Dilutive effect of conversion of options and escrowed shares using treasury stock method and exchangeable shares of affiliate	41.8	—	38.0	—
Class A and Class B shares and share equivalents	1,550.0	1,512.1	1,547.3	1,511.7
1. 2020 adjusted to reflect the three-for-two stock split effective on April 1, 2020.
Share-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date. During the three months ended June 30, 2021, the company did not grant any stock options. During the six months ended June 30, 2021, the company granted 4.2 million stock options at a weighted average exercise price of $43.43. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 24.4% volatility, a weighted average expected dividend yield of 1.7% annually, a risk-free rate of 1.0% and a liquidity discount of 25%.
The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Class A shares and therefore the escrowed shares represent an interest in the underlying Class A shares. The escrowed shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended June 30, 2021, the company did not grant any escrowed shares. During the six months ended June 30, 2021, the company granted 5.2 million escrowed shares at a weighted average price $43.43. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 24.4% volatility, a weighted average expected dividend yield of 1.7% annually, a risk-free rate of 1.0% and a liquidity discount of 25%.
Q2 2021 INTERIM REPORT 87

13.    REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE THREE MONTHS ENDED JUN. 30, 2021 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total Revenues
Revenue from contracts with customers	$91	$—	$685	$999	$2,604	$10,737	$586	$15,702
Other revenue	—	94	1,541	280	249	397	23	2,584
	$91	$94	$2,226	$1,279	$2,853	$11,134	$609	$18,286

FOR THE SIX MONTHS ENDED JUN. 30, 2021 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total Revenues
Revenue from contracts with customers	$168	$—	$1,216	$1,996	$5,214	$20,043	$1,157	$29,794
Other revenue	—	180	3,104	372	402	803	41	4,902
	$168	$180	$4,320	$2,368	$5,616	$20,846	$1,198	$34,696

FOR THE THREE MONTHS ENDED JUN. 30, 2020 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total Revenues
Revenue from contracts with customers	$55	$—	$402	$927	$1,828	$6,866	$426	$10,504
Other revenue	—	101	1,446	108	268	381	21	2,325
	$55	$101	$1,848	$1,035	$2,096	$7,247	$447	$12,829

FOR THE SIX MONTHS ENDED JUN. 30, 2020 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total Revenues
Revenue from contracts with customers	$116	$—	$1,261	$1,928	$3,936	$16,579	$814	$24,634
Other revenue	—	208	3,202	137	433	760	41	$4,781
	$116	$208	$4,463	$2,065	$4,369	$17,339	$855	$29,415

88 BROOKFIELD ASSET MANAGEMENT

b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE THREE MONTHS ENDED JUN. 30, 2021 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total Revenues
Goods and services provided at a point in time	$—	$—	$128	$54	$55	$8,910	$585	$9,732
Services transferred over a period of time	91	—	557	945	2,549	1,827	1	5,970
	$91	$—	$685	$999	$2,604	$10,737	$586	$15,702

FOR THE SIX MONTHS ENDED JUN 30, 2021 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total Revenues
Goods and services provided at a point in time	$—	$—	$218	$84	$93	$16,628	$1,156	$18,179
Services transferred over a period of time	168	—	998	1,912	5,121	3,415	1	11,615
	$168	$—	$1,216	$1,996	$5,214	$20,043	$1,157	$29,794

FOR THE THREE MONTHS ENDED JUN. 30, 2020 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total Revenues
Goods and services provided at a point in time	$—	$—	$59	$35	$48	$5,253	$426	$5,821
Services transferred over a period of time	55	—	343	892	1,780	1,613	—	4,683
	$55	$—	$402	$927	$1,828	$6,866	$426	$10,504

FOR THE SIX MONTHS ENDED JUN. 30, 2020 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total Revenues
Goods and services provided at a point in time	$—	$—	$335	$65	$91	$13,314	$810	$14,615
Services transferred over a period of time	116	—	926	1,863	3,845	3,265	4	10,019
	$116	$—	$1,261	$1,928	$3,936	$16,579	$814	$24,634
14.    FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2021	2020	2021	2020
Investment properties	$880	$(797)	$1,707	$(679)
Transaction related expenses, net of gains	(282)	224	999	—
Financial contracts	138	(64)	653	94
Impairment and provisions	(149)	(325)	(384)	(550)
Other fair value changes	(210)	(191)	(504)	(432)
	$377	$(1,153)	$2,471	$(1,567)
15.    SUBSEQUENT EVENTS
On July 26, 2021, we completed our previously announced acquisition of all of the limited partnership units of BPY that we did not already own. BAM now holds a 100% interest in the business. Pursuant to the terms of the transaction and subject to pro-ration, unitholders were able to elect to receive, per unit, $18.17 in cash, 0.4006 of a BAM class A limited voting share, or 0.7268 of a BPY preferred unit with a liquidation preference of $25.00 per unit.
Q2 2021 INTERIM REPORT 89

Shareholder Information

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
F: 416-363-2856
E: enquiries@brookfield.com
www.bam.brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
AST Trust Company (Canada)
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
T: 1-877-715-0498 (North America)
416-682-3860 (Outside North America)
F: 1-888-249-6189
E: inquiries@astfinancial.com
www.astfinancial.com/ca-en

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.
The text of our 2020 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.
Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A shares.
Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).
Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.
Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto
Series 46	BAM.PF.I	Toronto
Series 48	BAM.PF.J	Toronto

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	Last day of February, May, August and November	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 25, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

90 BROOKFIELD ASSET MANAGEMENT

Board of Directors and Officers
BOARD OF DIRECTORS

M. Elyse Allan, C.M.
Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Co.

Jeffrey M. Blidner
Vice Chair,
Brookfield Asset Management Inc.

Angela F. Braly
Former Chair of the Board, President and Chief Executive Officer, WellPoint, Inc. (now known as Anthem, Inc.)

Jack L. Cockwell, C.M.
Chair, Brookfield Partners Foundation

Marcel R. Coutu
Former President and
Chief Executive Officer,
Canadian Oil Sands Limited and
former Chair of Syncrude Canada Ltd.

Bruce Flatt
Chief Executive Officer,
Brookfield Asset Management Inc.

Janice Fukakusa, F.C.P.A., F.C.A.
Former Chief Administrative Officer
and Chief Financial Officer, Royal Bank of Canada

Maureen Kempston Darkes, O.C., O.ONT.
Former President, Latin America, Africa and Middle East, General Motors Corporation

Brian D. Lawson
Vice Chair,
Brookfield Asset Management Inc.

Howard Marks
Co-chair,
Oaktree Capital Group, LLC.

Hon. Frank J. McKenna, P.C., O.C., O.N.B.
Chair, Brookfield Asset Management Inc.
and Deputy Chair, Wholesale, TD Bank Group

Rafael Miranda
Former Chief Executive Officer,
Endesa, S.A.

Lord O’Donnell
Chair, Frontier Economics Limited

Hutham S. Olayan
Chair of The Olayan Group and former
President and CEO of Olayan America

Seek Ngee Huat
Former Chair of the Latin American Business Group, Government of Singapore Investment Corporation

Diana L. Taylor
Former Vice Chair, Solera Capital LLC

Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
Bruce Flatt, Chief Executive Officer
Nicholas Goodman, Chief Financial Officer
Justin B. Beber, Head of Corporate Strategy and Chief Legal Officer

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC® stock.
Q2 2021 INTERIM REPORT 91

BROOKFIELD ASSET MANAGEMENT INC.

brookfield.com

NYSE: BAM
TSX: BAM.A

BROOKFIELD CORPORATE OFFICES

United States
Brookfield Place
250 Vesey Street, 15th Floor
New York, NY
10281-0221
+1.212.417.7000

Canada
Brookfield Place
181 Bay Street, Suite 300
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom
One Canada Square
Level 25
Canary Wharf
London, E14 5AA
+44.20.7659.3500

Australia
Brookfield Place
Level 19
2-12 Carrington St
Sydney, NSW 2000
+61.2.9158.5100

Brazil
Avenida das Nações Unidas, 14.261
Edifício WT Morumbi
Ala B - 20º andar
Morumbi - São Paulo - SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates
Level 16
ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India
8th Floor
A Wing, One BKC
Bandra Kurla Complex
Bandra East
Mumbai 400 051
+91 (22) 6600.0701

China
Suite 1201, Tower B, One East
No. 736 South Zhongshan 1st Road
Shanghai 200021
+86.21.2306.0700

REGIONAL OFFICES

North America
Bermuda
Calgary
Chicago
Houston
Los Angeles
Vancouver

South America
Bogotá
Lima
Rio de Janeiro
Santiago

Europe
Madrid
Luxembourg

Asia Pacific
Beijing
Hong Kong
Seoul
Singapore
Tokyo

OAKTREE CORPORATE OFFICES

United States
333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States
1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom
Verde
10 Bressenden Place
London SW1E 5DH
United Kingdom
+44 (0) 20.7201.4600

Hong Kong
Suite 2001, 20/F,
Champion Tower
3 Garden Road
Central, Hong Kong
+852.3655.6800